Exhibit 99.3
Shareholders Agreement
relating to Agria Asia Investments Limited and Agria (Singapore) Pte Ltd.
Agria Asia Investments Limited (Company)
Agria Group Limited (Agria Group)
New Hope International (Hong Kong) Limited (New Hope)
Ngai Tahu Capital Limited (Ngai Tahu)
Agria (Singapore) Pte Ltd. (Subsidiary)
2106893

Shareholders Agreement
Project Enigma

Agreed terms	7

1. Defined terms and interpretation	7

1.1 Defined terms	7
1.2 Interpretation	10
1.3 Headings	11

2. Commencement, Objectives, Initial Shareholdings, Articles and Transitional Matters	11

2.1 Commencement	11
2.2 Objectives	11
2.3 Shareholdings	11
2.4 Articles	12
2.5 Transitional Matters	12

3. Funding the Subsidiary	12

3.1 Funding for the Takeover	12

4. Board of Directors	13

4.1 Company and Subsidiary	13
4.2 PGW	13

5. Management and Critical Business Matters	13

5.1 Management	13
5.2 Critical Business Matters	13
5.3 Best interests of Group	13
5.4 Information	13

6. Financial and other reporting	13

6.1 Reports	13
6.2 Confidentiality	14
6.3 Consolidation	14

7. Accounts and records	14

7.1 Regulatory requirements	14
7.2 Right to review	14
7.3 Disclosure of information by Directors	14

8. Dividends	14

8.1 Board may pay dividends	14
8.2 Dividend Policy	15

9. Issue of Shares	15

9.1 No obligation	15
9.2 Pro-rata offer	15
9.3 Offer	15
9.4 Subscription Notice	15
9.5 Response to Offer	15

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9.6 Failure to respond	16
9.7 Subscription by accepting Shareholders	16
9.8 Deed of Accession	16
9.9 Excluded Issue	16

10. Transfer Of Shares	16

10.1 General prohibition on transfer and regulatory requirements	16
10.2 Definition of Shares	16
10.3 Transfer to an Affiliate	16
10.4 Conditions precedent to transfer	17
10.5 Retransfer of Shares	17
10.6 Condition precedent to retransfer	17
10.7 Transferee Company to remain an Affiliate	17
10.8 General provisions as to transfer of Shares	17
10.9 Transfer Notice	17
10.10 Notice Timing	18
10.11 Price	18
10.12 Price Determination	18
10.13 Determination Date	19
10.14 Independent Expert Costs	19
10.15 Offer	19
10.16 Class Offers	19
10.17 Offer Contents	19
10.18 Acceptance of all Shares	20
10.19 Agreement	20
10.20 Default	20
10.21 Bona Fide Sale	20
10.22 Insolvency Event	21
10.23 Deed of Accession	21
10.24 Unanimous Agreement	21

11. Independent Expert	21

11.1 Application of this clause	21
11.2 Appointment and qualifications	21
11.3 Appointment in default of Agreement	21
11.4 Arbitration Act not to apply	21
11.5 Expert’s costs	21
11.6 Parties’ own costs	22
11.7 Decision binding	22

12. Warranties	22

12.1 Capacity and status	22
12.2 Legal advice	22

13. Confidentiality	22

13.1 Confidentiality obligations	22
13.2 Announcements	22
13.3 Exceptions	23
13.4 Survival	23

14. Termination	23

14.1 Automatic termination	23
14.2 Right to require termination and winding up	23
14.3 Accrued rights	23

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15. Paramountcy	24

16. Disputes	24

17. Notices and other communications	24

17.1 Service of notices	24
17.2 Effective on receipt	24

18. Miscellaneous	25
18.1 Alterations	25
18.2 Approvals and consents	25
18.3 Costs	25
18.4 Assignment	25
18.5 Survival	25
18.6 Counterparts and electronic copies	25
18.7 No merger	25
18.8 Entire agreement	25
18.9 Further action	25
18.10 Severability	26
18.11 Waiver	26
18.12 Relationship	26
18.13 Governing law and jurisdiction	26

Signing page	27

Schedule 1 — Parties	28

Schedule 2 — Boards of Directors (clause 3.1(c))	29

Schedule 3 — Critical Business Matters (clause 5)	31

Schedule 4 — Financial and other reporting (clause 6)	33

Schedule 5 — Deed of Accession	34

Schedule 6 —Articles of Company	35

Schedule 7 — Articles of Subsidiary	55

Minter Ellison Rudd Watts |Ref: PJR — 9900201026	| page 4
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Details

Date	17 April 2011

Parties

Name	Agria Asia Investments Limited
Short name	Company

Name	Agria Group Limited
Short name	Agria Group

Name	New Hope International (Hong Kong) Limited
Short name	New Hope

Name	Ngai Tahu Capital Limited
Short name	Ngai Tahu

Name	Agria (Singapore) Pte Ltd
Short name	Subsidiary
Background
A	Agria Group is the sole shareholder in the Company, and the Company is the sole shareholder in the Subsidiary.

B
The Subsidiary holds 19.01% of the shares in PGG Wrightson Limited (PGW), the purchase of which was financed by an intercompany loan from Agria Group to the Company which was on-loaned by the Company to the Subsidiary.

C
The Company subscribed for US$25,000,000.00 principal amount of convertible redeemable notes (CRNs) issued by PGW, which subscription was financed by an intercompany loan from Agria Group to the Company.

D
The Subsidiary has launched a takeover offer to acquire 38.3% of the shares in PGW that it does not currently hold (Takeover Offer). If the Takeover Offer is successful, the Subsidiary will hold 50.01% of the shares in PGW.

E
The Share Capital of the Company is currently US$1.00. Subject to paragraph G below, it is proposed that prior to the closing of the Takeover Offer the issued Share Capital of the Company will increase to US$164,958,107 consisting of 102,522,986 Shares, each with a par value of US$1.60898657 comprising:

(a)
57,241,000 Shares (equal to approximately 55.8% of the Total Shares) issued to Agria Group pursuant to a Subscription Agreement between Agria Group and the Company in satisfaction of the shareholder loans and other contributions totalling US$92,100,000 made by Agria Group to or on behalf of the Company;

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(b)
32,851,801 Shares (equal to approximately 32% of the total Shares in the Company) issued to Agria Group pursuant to the said Subscription Agreement between Agria Group and the Company for a consideration of US$52,858,107 (including all expenses already paid by Agria Group or Agria Corporation on behalf of the Company and including any transaction expenses which the parties agree will be paid by Agria Group on behalf of the Company as referred to in clause 18.3);

(c)
12,430,185 Shares (equal to approximately 12.12% of the total Shares in the Company) issued to New Hope for a consideration of US$20,000,000 pursuant to a Subscription Agreement between New Hope and the Company.

F
Ngai Tahu, has entered into a Share Purchase Agreement to purchase 7,271,658 Shares equal to approximately 7.09% of the total Shares from Agria Group for a consideration of NZ$15,000,000 subject to that acquisition being approved by an ordinary resolution of the shareholders of PGW pursuant to the Takeovers Code (PGW Shareholder Approval).

G
The numbers of Shares and amounts of money which are set out in paragraphs E and F above and which are square bracketed, are on the basis of an exchange rate of NZ$1:US78c. If the exchange rate used on the Completion Date pursuant to the Subscription Agreements is different from NZ$1:US78c then the said numbers of Shares and amounts of money will be adjusted in the manner provided for in the Subscription Agreements and the Share Purchase Agreement respectively.

H
The parties have entered into this agreement to record certain matters relating to the Company and the Subsidiary. It will not come into effect unless and until the Takeover Offer has been completed and the PGW Shareholder Approval has been obtained.

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Agreed terms
1.	Defined terms and interpretation
1.1	Defined terms
In this agreement:
Accounting Standards means IFRS as issued by IASB to be modified in respect of business combination accounting, or other internationally recognised accounting standards as determined by Agria Group acting reasonably.
Affiliate means, any person (other than the Company) that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Shareholder. A person shall be deemed to control another person for the purposes of this definition, if the first such person possesses, directly or indirectly, the power to appoint a majority of the directors of the second person, or to otherwise direct or cause the direction of the management or policies of the second person, whether through the ownership of voting securities, by contract or otherwise;
Agria Group Directors means the persons appointed as directors of the Company and/or the Subsidiary, as the context requires, by Agria Group pursuant to clause 1 of Schedule 2 and Agria Group Director means any one of them.
Agria Group Management means the chief executive officer of Agria Group.
Articles means the Company Articles and the Subsidiary Articles.
Auditors means the auditors of the Company and/or the Subsidiary as the context requires from time to time, being a member of Crowe Horwath International or another internationally recognised accounting firm.
Board means the board of directors of the Company and/or of the Subsidiary (as the context requires) as constituted from time to time in accordance with this agreement and the Company Articles and the Subsidiary Articles respectively.
Board Meeting means a meeting of the Board (or any committee of the Board) duly convened and held in accordance with this agreement and the relevant constitution.
Business means:
(a)	acting on behalf of Agria Group, New Hope and Ngai Tahu as the ultimate holding company of shares in PGW;

(b)	the business of the Subsidiary; and

(c)	any other activities the Company Board and/or the Subsidiary Board decides from time to time will be carried on by the Company and/or the Subsidiary as the context requires.
Business Day means a day that is not a Saturday or Sunday, or a public holiday in any of Beijing, China and Auckland and Christchurch, New Zealand.
Companies Act means the New Zealand Companies Act 1993.
Company Board means the board of directors of the Company.

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Company Articles means the documents regulating the Company (whether memorandum and articles of association or constitution or otherwise) in the form annexed as Schedule 6 as amended from time to time.
Company Director means a director of the Company from time to time.
Completion Date means the date upon which Agria Group and New Hope make payment to the Company for Shares to be issued pursuant to the Subscription Agreements.
Confidential Information means any of the following which is not in the public domain:
(a)	information concerning the contents of the Transaction Documents or any transaction undertaken under the Transaction Documents;
(b)
data bases, source codes, methodologies, manuals, artwork, advertising manuals, trade secrets and all financial, accounting, marketing and technical information, customer and supplier lists, know-how, technology, operating procedures and other information, used by or relating to the Company or the Subsidiary and its transactions and affairs;

(c)	all notes and reports incorporating or derived from information referred to in paragraph (a) or (b); and
(d)	all copies of the information, notes and reports referred to in paragraphs (a) to (c).
Deed of Accession means a deed of accession substantially in the form of Schedule 5.
Director means a director of the Company or the Subsidiary, as the context requires, from time to time.
Encumber means to mortgage, pledge, charge or assign as security or otherwise encumber.
Excluded Issue means an issue of Shares referred to in clause 9.9.
Financial Year means the 12 months starting on 1 January and ending on 31 December each year (or other dates as the respective Board approves).
Group means the Company and the Subsidiary and Group Company means any one of them.
IASB means International Accounting Standards Board.
IFRS means International Financial Reporting Standards.
Independent Expert means a person appointed as an independent expert pursuant to clause 11.
Insolvency Event means the occurrence of any of the following events in relation to a Shareholder:
(a)
a resolution is passed for the liquidation of the Shareholder or the removal of the Shareholder from the register where it is currently registered (other than a solvent liquidation where no creditors remain unpaid after completion of the liquidation, or for the purposes of reconstruction or amalgamation on terms which have been previously approved in writing by the other Shareholder(s));

(b)
a liquidator, interim or provisional liquidator, receiver, receiver and manager, voluntary administrator, or administrator of a deed of company arrangement is appointed to all or substantially all of the property of the Shareholder;

(c)
a receiver, receiver and manager, voluntary administrator or an administrator of a deed of company arrangement, is appointed to, or a mortgagee or other secured party takes possession of or exercises a power of sale in relation to, all or substantially all of the business or assets of the Shareholder;

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(d)
the Shareholder is declared at risk pursuant to the Corporation (Investigation and Management) Act 1989 or similar overseas legislation, a statutory manager is appointed or any step is taken with a view to any such appointment in respect of it;

(e)
the Shareholder makes any composition or arrangement or assignment with or for the benefit of its creditors, or a Compromise is proposed in respect of the Shareholder under Part XIV of the Companies Act or an application for approval of a Compromise is made under Part XV of the Companies Act or similar overseas legislation;

(f)	the Shareholder or any creditor appoints a voluntary administrator or a resolution is passed for that party to execute a deed of company arrangement;
(g)	the Shareholder is unable to pay its debts as they fall due, or is presumed to be unable to pay its debts under section 287 of the Companies Act or similar overseas legislation;
(h)	the Shareholder ceases or threatens to cease to carry on its business;
(i)	the Shareholder fails to satisfy the solvency test as that term is defined in section 4 of the Companies Act or similar overseas legislation, and such event is not remedied within 7 Business Days of the Shareholder becoming aware of the event.
New Hope Directors means the persons appointed as directors of the Company and/or the Subsidiary, as the context requires, by New Hope pursuant to clause 1 of Schedule 2 and New Hope Director means any one of them.
Ngai Tahu Directors means the persons appointed as directors of the Company and/or the Subsidiary, as the context requires, by Ngai Tahu pursuant to clause 1 of Schedule 2 and Ngai Tahi Director means any one of them.
Ordinary Share means an ordinary share in the capital of the Company.
PGW means PGG Wrightson Limited.
PGW Shareholder Approval means the approval pursuant to the Takeover Code by the shareholders of PGW to Ngai Tahu purchasing from Agria Group approximately 6.99% of the Shares.
Reorganisation Event means:
(a)	a bonus issue of Shares;

(b)	a subdivision or consolidation of Shares;

(c)	any other reorganisation or reconstruction of Share Capital where the Company neither pays nor receives cash.
Shareholder means a person who holds Shares.
Share Capital means all of the Shares on issue.
Share Purchase Agreement means the agreement between Agria Group and Ngai Tahu referred to in paragraph F of the Background.
Shares means Ordinary Shares in the Company.
Subscription Agreements means the Subscription Agreements referred to in paragraph E of the Background.

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Subsidiary Articles means the documents regulating the Subsidiary (whether memorandum and articles of association or constitution or otherwise) in the form annexed as 0 as amended from time to time.
Subsidiary Board means the board of directors of the Subsidiary.
Subsidiary Director means a director of the Subsidiary from time to time.
Takeover Offer means the takeover offer referred to in paragraph D of the Background.
Takeover Code means the Takeovers Code Approval Order 2000 (of New Zealand).
Third Party means a person other than a Shareholder or any Affiliate of a Shareholder.
Trade Sale means the sale of:
(a)	all or any of the shares in the Subsidiary; or

(b)	the whole or a substantial part of the Business,
in each case to a third party purchaser.
Transaction Documents means:
(a)	this agreement;

(b)	the Company Articles;

(c)	the Subsidiary Articles;

(d)	the Subscription Agreements;

(e)	the Share Purchase Agreement; and

(f)	any other agreement or document that the parties agree is a transaction document.
Transfer means to sell, assign, transfer, convey or otherwise dispose of a legal or beneficial interest.
1.2	Interpretation
In this agreement, unless the context otherwise requires:
(a)	the singular includes the plural and vice versa and a gender includes other genders;
(b)	another grammatical form of a defined word or expression has a corresponding meaning;
(c)
a reference to a clause, paragraph, schedule or annexure is to a clause in or paragraph of or schedule or annexure to this agreement and a reference to this agreement includes any schedule or annexure;

(d)	a reference to a document or instrument, includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to NZ$, $NZ, dollar or $ is to New Zealand currency;

(f)	a reference to time is to New Zealand time;
(g)	a reference to a party to this agreement, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;
(h)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

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(i)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;
(j)	a word or expression defined in the Companies Act has the meaning given to it in the Companies Act;
(k)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;
(l)
any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(m)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it;
(n)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day; and
(o)	if a calculation relating to the issue or transfer of Shares under this agreement results in a number that is, or includes, a fraction, the fraction is rounded down to the nearest whole number.
1.3	Headings
Headings are for ease of reference only and do not affect interpretation.
2.	Commencement, Objectives, Initial Shareholdings, Articles and Transitional Matters
2.1	Commencement
This agreement shall commence forthwith upon the date the PGW Shareholders Approval is obtained and accordingly is conditional upon the Takeover Offer becoming unconditional in all respects in accordance with its terms, and is conditional upon the shareholders of PGW approving the proposed purchase of Shares by Ngai Tahu in accordance with the Takeovers Code.
2.2	Objectives
The objectives of the parties are to:
(a)	carry on the Business;

(b)	develop and expand the business of PGW; and

(c)	enhance the value of the Group.
2.3	Shareholdings
Subject to adjustment pursuant to the Subscription Agreements as referred to in paragraph G of the Background, the Share Capital of the Company on commencement of this agreement will be 102,522,986 Shares ranking pari passu in all respects except as otherwise specified in this agreement, to be held as follows after the transfer of 7,271,658 Shares to Ngai Tahu pursuant to the Share Purchase Agreement:
(a)	82,821,143 Shares comprising approximately 80.78% of the Shares will be held by Agria Group;

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(b)	12,430,185 Shares comprising approximately 12.12% of the Shares will be held by New Hope; and
(c)	7,271,658 Shares comprising approximately 7.09% of the Shares will be held by Ngai Tahu.
2.4	Articles
The Articles of the Company and the Subsidiary shall be in the form set out in Schedules 6 and 7 respectively.
2.5	Transitional Matters
Interest on the CRNs is payable to the Company up to the last day of each quarter and the payment is often made at the end of the following month. It is acknowledged and agreed that interest accruing on the CRNs in respect of any period up to and including the Completion Date is for the account of the Company as a wholly owned subsidiary of Agria Group and as such payable to Agria. Interest accruing in respect of any period following the Completion Date, is for the account of the Company on the basis of the shareholdings of the Shareholders from time to time after the Completion Date.
3.	Funding the Subsidiary
3.1	Funding for the Takeover
The Subsidiary will be funded to enable it to complete the Takeover Offer by way of an intercompany loan from the Company in the amount of approximately NZ$140,000,000 which the Company will fund in the following manner subject as otherwise agreed between the Shareholders:
(a)
Agria Corporation (New Zealand) Limited (Agria NZ) will lend the Company NZ$53,000,000 pursuant to an inter-company loan facility agreement to be entered into between Agria NZ as lender and the Company as borrower (BVI Loan). Agria NZ will fund the BVI Loan under a loan facility of NZ$53,000,000 (Facility) from ANZ National Bank Limited (ANZ) to Agria NZ under a bridge loan facility agreement between ANZ as lender, Agria NZ as borrower, and the Company and the Subsidiary, each as guarantors (ANZ Facility Agreement). Each of Agria NZ, the Company, and the Subsidiary will provide a cross guarantee and grant first priority all asset security in favour of ANZ to secure their obligations under the ANZ Facility Agreement and are obliged to ensure all indebtedness of each of them other than to ANZ is fully subordinated;

(b)
a Third Party lender will provide a subordinated term loan of NZ$10,000,000 pursuant to a subordinated loan agreement to be entered into between the Third Party as lender and Agria NZ as borrower (Third Party Loan Agreement) which sum will be on-loaned to the Company pursuant to an inter-company loan agreement. Agria NZ will grant second ranking subordinated security in favour of the Third Party to secure its obligations under the third party loan agreement; and

(c)	the balance by way of the proceeds of the equity subscriptions by each of Agria Group and New Hope pursuant to the Subscription Agreements.

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4.	Board of Directors

4.1	Company and Subsidiary
The composition of the Company Board and the Subsidiary Board and the procedures for Board Meetings are as set out in Schedule 2.
4.2	PGW
The Shareholders undertake to take all action required to ensure that the Subsidiary appoints and maintains the appointment of a nominated representative of Ngai Tahu (subject to him or her being eligible and qualified for appointment under the Companies Act 1993 (New Zealand) and the NZSX Listing Rules of NZX Limited) as a director of PGW.
5.	Management and Critical Business Matters
5.1	Management
Management of the Company and the Subsidiary vests in the Company Board and the Subsidiary Board respectively. Subject to clause 5.2, the Board will delegate to the Agria Group Management Team day-to-day management of the Group in the ordinary course of business. The Agria Management Team will have the right and ability to:
(a)	select, terminate and set the reasonable compensation of management responsible for implementing the Company’s policies and procedures; and
(b)	establish operating and capital decisions of the Company including budgets, in the ordinary course of business.
5.2	Critical Business Matters
Notwithstanding clause 5.1, except as otherwise expressly provided for in this agreement, neither the Company nor the Subsidiary may do or commit to do a thing listed in Schedule 3 without the prior written approval of all Shareholders.
5.3	Best interests of Group

The Directors are to act in good faith and in the best interest of the Group as a whole.

5.4	Information
Shareholders shall be entitled to receive all information that the Subsidiary receives as a shareholder of PGW. Subject to suitable confidentiality undertakings being entered into, all Shareholders will also receive managing director and chief financial officer reports of PGW as presented to the board of PGW, including directors of PGW that are also directors of the Company, within 15 days of those directors receiving reports.
6.	Financial and other reporting
6.1	Reports
Agria Group must ensure the financial reports and information listed in Schedule 4 or such other reports as requested by the Board for the Group are given to the Directors and the Shareholders by Agria Group Management at the times specified in Schedule 4.
Agria Group will receive a maintenance fee to recover the actual costs incurred in financial reporting for the Company up to a maximum of US$50,000 per year, such costs to be separately identified by Agria Group. This amount will not be paid while there is debt in the Company but will be accrued and paid before any distributions to Shareholders.

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Audit and other compliance costs for the Company will, while there is debt in the Company, be paid for by Agria Group unless debt providers allow for direct payment by the Company. These amounts will be reimbursed to Agria Group after all debt has been paid and before any distributions to Shareholders.
6.2	Confidentiality
Any information given by the Company under clause 6.1 is subject to clause 13.

6.3	Consolidation
The parties acknowledge the right of Agria Group to consolidate the accounts of the Company and its subsidiaries and nothing in this agreement shall prejudice Agria Group’s rights of consolidation according to US GAAP or IFRS at its sole discretion. The parties also acknowledge that a separate set of financial statements will be prepared by and for the Group in accordance with the Accounting Standards, such financial statements to be audited by the Auditor. It is acknowledged that Agria Group will bear the cost of financial reporting carried out solely to meet the requirements of Agria Group.
7.	Accounts and records
7.1	Regulatory requirements
The Company, the Subsidiary and the Shareholders must ensure that the Company’s and the Subsidiary’s records and accounting books:
(a)	are kept in accordance with the relevant laws;

(b)	are audited yearly by the Auditors; and

(c)	reflect the Accounting Standards consistently applied.
7.2	Right to review
Subject to clause 13, the Shareholders must be given access through an accountant, agent, consultant or employee of the relevant Shareholder to:
(a)	inspect, and take photocopies of all the books, accounts and financial records of the Company and the Subsidiary; and
(b)	discuss the affairs, finances and accounts of the Company and the Subsidiary with the officers and employees of the Company and the Subsidiary and the Auditors,
for the purpose of auditing or valuing the Group or for any other purpose.

7.3	Disclosure of information by Directors
Subject to clause 13, a Director may disclose any information (confidential or otherwise) about the affairs, finances and accounts of the Company or the Subsidiary that comes into the Director’s possession from time to time to the Shareholder that appointed the Director.
8.	Dividends
8.1	Board may pay dividends
Dividends may be paid in each Financial Year as determined by the Board of the Company and the Subsidiary, respectively.

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8.2	Dividend Policy
The dividend policy adopted by the Board of the Company will apply the following principles:
(a)	while debt remains in the Company, the intention will be to focus capital flows on servicing and repayment of debt; and
(b)
when all the debt of the Company has been repaid, it is intended (unless all the Shareholders agree otherwise) that the balance of net distributable cash flows less any amounts anticipated to be incurred in the operating of the Company in the next twelve months will be distributed as dividends to the Shareholders.

9.	Issue of Shares
9.1	No obligation
A Shareholder is under no obligation to subscribe for Shares under this clause 9.

9.2	Pro-rata offer
Except in relation to an Excluded Issue, if the Company Board resolves to issue any new Shares in the Company (New Shares), (except where the written consent of the relevant Shareholder is first obtained) the New Shares must be offered to all Shareholders in accordance with this clause 9.
9.3 Offer
The Company Board must make an offer (the Offer) to each Shareholder for New Shares as follows:
(a)	the offer shall be to all Shareholders on a pro rata basis to their holding of Shares and subject to any approval required under the New Zealand Takeovers Code and Overseas Investment Act 2005;
(b)
the offer to each Shareholder shall (except where the written consent of the relevant Shareholder is first obtained) be for the New Shares in the same class or classes currently held by that Shareholder;

(c)	the Offer must permit the Shareholders to subscribe for the Shares contemporaneously with any separate issue that gave rise to the Offer under this clause 9;
provided however if the Company Board decides to issue New Shares which are not Ordinary Shares, then the Offer to Shareholders under this clause will include an offer of such shares.
9.4	Subscription Notice
The Company Board must make the Offer to each Shareholder by notice in writing (Subscription Notice) specifying:
(a)	the total number of Shares available for subscription and the number being offered to that Shareholder;
(b)	the type of Shares being offered; and
(c)	the terms of issue of the Shares.
9.5	Response to Offer
Within 15 Business Days (or such shorter period as the Company Board determines (being no less than 5 Business Days) and specifies in the Subscription Notice, if the Company Board resolves that the funds are required urgently having regard to the financial circumstances of the Group) after receiving the Offer, each Shareholder must give notice to the Company Board stating:
(a)	that it accepts all or a specified number of Shares contained in its Offer or rejects in full its Offer; and
(b)
if it wants to subscribe for a greater number of Shares than the number in its Offer, that it offers to subscribe for a specified number of those Shares not subscribed for by other Shareholders under their Offers.

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9.6	Failure to respond
If a Shareholder does not give notice to the Company Board within the period specified in clause 9.5, or in the Subscription Notice, of its acceptance or rejection of its Offer, the Shareholder is taken to have rejected its Offer.
9.7	Subscription by accepting Shareholders
If a Shareholder accepts all or a specified number of Shares referred to in its Offer, the Shareholder must subscribe for that number of Shares stated in its notice of acceptance of its Offer on the terms specified in the Subscription Notice.
9.8	Deed of Accession
Subject to compliance with the pre-emptive rights in this clause 9,the Company Board may only allot or issue New Shares to a person that is not a Shareholder if the person has executed, and delivered to the Company, a Deed of Accession.
9.9	Excluded Issue
Clause 9 (except this clause 9.9) does not apply to any of the following:
(a)	(Reorganisation or reconstruction) an issue of Shares under a Reorganisation Event provided that the Reorganisation Event does not dilute the interests of any Shareholders;
(b)	(Acquisitions/mergers) an issue of Shares in consideration for an acquisition of a company or business by a Group Company that is approved by the Company Board;
provided that the Company Board is first satisfied that the issue is made for fair value and is fair and reasonable to all Shareholders.
10.	Transfer Of Shares
10.1	General prohibition on transfer and regulatory requirements
Unless all Shareholders otherwise agree, and except as expressly permitted by, and pursuant to the procedures set out in this clause 10, no Shareholder shall sell, transfer, assign, give, alienate or otherwise dispose of (whether by operation of law or otherwise) to another person (whether a Shareholder or not) all or any part of, or any interest in, its Shares, and any such transaction, if permitted under this agreement, is also subject to compliance with all applicable laws and regulatory requirements.
10.2	Definition of Shares
In this clause 10, “Shares” includes any option or other security of the Company that is, or may become, convertible into ordinary Shares or other voting securities of the Company.
10.3	Transfer to an Affiliate
A Shareholder (in this and the following clauses 10.4 to 10.7 (inclusive) called “Transferor Party”) may at any time transfer all, but not part, of its Shares to an Affiliate (in this and the following clauses 10.4 to 10.7 (inclusive) called “Transferee Company”) when the conditions set out in clause 10.4 have been satisfied.

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10.4	Conditions precedent to transfer
The conditions precedent to the transfer to a Transferee Company are:
(a)	prior consultation between the Transferor Party and the other Shareholders;
(b)	the signing of a Deed of Accession by the Transferee Company;
(c)
the Transferor Party giving its unconditional guarantee to the other Shareholders in a form reasonably acceptable to the other Shareholders in respect of the due compliance by the Transferee Company with the obligations it will be assuming under this agreement by virtue of the deed of covenant; and

(d)
the Transferor Party acknowledging in writing to the reasonable satisfaction of the other Shareholders that notwithstanding the transfer of its Shares to the Transferee Company, it remains bound by the terms and conditions of this agreement.

10.5	Retransfer of Shares
The Transferee Company may at any time retransfer all, but not part, of its Shares back to its Transferor Party when the condition set out in clause 10.6 has been satisfied.
10.6	Condition precedent to retransfer
The condition precedent to the transfer of Shares by a Transferee Company back to the Transferor Party is the signing of a deed of covenant by the Transferor Party in a form reasonably acceptable to the other Shareholders to the effect that the Transferor Party continues to be bound by the terms of this agreement and that the transfer of Shares does not affect its guarantee given to satisfy the condition in clause 10.4(c).
10.7	Transferee Company to remain an Affiliate
If the Transferee Company for any reason whatsoever shall cease to be an Affiliate of the Transferor Party, then the Transferee Company shall be deemed to have served a Transfer Notice (as defined in clause 10.9) on the Company in respect of all Shares held by it, and the provisions of clauses 10.9 to 10.24 (inclusive) shall apply to the Transferee Company, the Company and its Shares with such changes as the context, or the circumstances, require.
10.8	General provisions as to transfer of Shares
The following clauses 10.9 to 10.24 (inclusive) shall apply to and govern all transfers or proposed transfers of Shares except for those transfers from a party to its Affiliate, or from the Affiliate back to that party, which are governed by clauses 10.3 to 10.7 (inclusive), and except as provided in clause 10.16 and as may otherwise be agreed by the Shareholders.
10.9	Transfer Notice
A Shareholder (in this and the following clauses 10.9 to 10.24 (inclusive) called the “Proposing Transferor”) who desires to sell or transfer its Shares shall give notice in writing that it desires to sell or transfer its Shares (in this clause 10 called the “Transfer Notice”) to the Company Directors that the Proposing Transferor desires to transfer all of the Shares then held by it. In the Transfer Notice the Proposing Transferor shall specify:
(a)	the number and class of shares which the Proposing Transferor wishes to transfer (“the Transfer Shares”); and

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(b)	the price at which the Proposing Transferor wishes to sell the Transfer Shares and the identity of any person who has indicated a willingness to purchase the Transfer Shares at such price;
A Transfer Notice shall be deemed to contain a condition “Total Transfer Condition”, that unless all of the Transfer Shares are sold pursuant to the following provisions of this clause 10 none shall be so sold. The Transfer Notice shall constitute the Company Directors as the agents of the Proposing Transferor empowered to sell the Transfer Shares (together with all rights attaching thereto at the date of the Transfer Notice or at any time thereafter) at the Transfer Price (as hereinafter defined) on the terms of this clause. Once given a Transfer Notice may not be revoked save with the prior written consent of all the other Shareholders.
10.10	Notice Timing
Within seven days after the receipt of a Transfer Notice the Company Directors shall serve a copy of that Transfer Notice on all the Shareholders other than the Proposing Transferor. In the case of a deemed Transfer Notice the Company Directors shall similarly serve notice on all the Shareholders (including the Proposing Transferor) notifying them that the same has been deemed to have been given.
10.11	Price:
Subject as provided otherwise in this agreement the Transfer Shares shall be offered for purchase (as hereinafter provided) at a price (“the Transfer Price”) determined in accordance with clause 10.12.
10.12	Price Determination:
(a)	If the Transfer Notice is:
(i)	not a deemed Transfer Notice then the Transfer Price shall be the price specified by the Proposing Transferor in the Transfer Notice; or
(ii)
a deemed Transfer Notice the Transfer Price shall be such price as shall be agreed in writing between all the Shareholders or in the absence of such agreement (whether by reason of disagreement, absence, death or otherwise) within 21 days after the service of notices pursuant to clause 10.10 the Transfer Price will be determined by the Independent Expert on the basis set out in sub-clause (b).

(b)	The Independent Expert will certify the open market value of the Transfer Shares as at the date of the Transfer Notice on the following assumptions and bases:
(i)	valuing the Transfer Shares as on an arm’s length sale between a willing vendor and a willing purchaser;
(ii)	if the Company is then carrying on business as a going concern, on the assumption that it will continue to do so;
(iii)	that the Transfer Shares are capable of being transferred without restriction;
(iv)
valuing the Transfer Shares as a rateable proportion of the total value of all the Shares which value shall not be discounted or enhanced by reference to the class of the Transfer Shares, or the number thereof, so that no discount shall be applied for a minority holding, and no premium shall be applied for a majority or controlling holding.

If any difficulty shall arise in applying any of the foregoing assumptions or bases then such difficulty shall be resolved by the Independent Expert in such manner as he shall in his absolute discretion think fit.

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The Company will use its best endeavours to procure that the Independent Expert determines the Transfer Price within 21 days of being requested to do so.
10.13	Determination Date
If the determination of the Transfer Price is referred to the Independent Expert the date of determination of the Transfer Price (“the Determination Date”) shall be the date upon which the Company Directors receive the Independent Expert’s determination of the Transfer Price in writing. If the Transfer Price is determined by written agreement between all the Shareholders as aforesaid then the Determination Date shall be the date on which such agreement is made. If the Transfer Price is determined pursuant to clause 10.12(a)(i) then the Determination Date shall be the date upon which the Company Directors receive the Transfer Notice.
10.14	Independent Expert Costs
The costs and expenses of the Independent Expert in determining the Transfer Price shall be borne as to one half by the Proposing Transferor and as to the other half by the purchasers (as hereinafter defined) pro rata according to the number of Transfer Shares purchased by them unless none of the Transfer Shares are purchased by the Shareholders pursuant to this clause by reason of the operation of clause 10.18 in which event the Proposing Transferor shall pay all of such costs and expenses.
10.15	Offer
Within 7 days after the Determination Date the Transfer Shares shall be offered for purchase at the Transfer Price by the Company Directors in the first instance to those Shareholders who at the date of the offer are registered as the respective holders of shares of the same class as the Transfer Shares (other than the Proposing Transferor) and, in the case of competition, shall be sold to the acceptors in proportion (as nearly as may be without involving fractions or selling to any Shareholder a greater number of Transfer Shares than the maximum number applied for by it) to the number of shares of that class then held by them respectively. If any of the Transfer Shares shall not be capable of being allocated as aforesaid without involving fractions, the same shall be offered amongst the acceptors, or some of them, in such proportions or in such manner as may be determined by lots drawn in respect thereof, and the lots shall be drawn in such manner as the Company Directors shall think fit.
10.16	Class Offers
If all the Transfer Shares are not accepted by a Shareholder or Shareholders holding shares of the same class as the Transfer Shares within the time limited for acceptance (determined as below) or if there are no other holders of shares of that class the Directors shall (in the former case) within 7 days after the expiration of such time as aforesaid (and in the latter case) immediately, offer all the Transfer Shares to the Shareholders holding shares of the other class and the provisions of clause 10.15 shall apply mutatis mutandis to such offer.
10.17	Offer Contents
Any offer made pursuant to clauses 10.15 or 10.16 shall be made by notice in writing and shall specify:
(a)	the number and class of the Transfer Shares;
(b)	the proportionate entitlement of the relevant Shareholder (on the assumption that there will be competition for the Transfer Shares);

(c)	the Transfer Price;

(d)	that the Transfer Notice is deemed to contain a Total Transfer Condition; and
(e)	a period (being not less than 21 days and not more than 42 days) within which the offer must be accepted or shall lapse.

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10.18	Acceptance of all Shares
No offer of Transfer Shares made by the Company Directors pursuant to this clause shall be capable of acceptance until all of the Transfer Shares shall have been accepted. If by the foregoing procedure the Company Directors shall not receive acceptances in respect of all the Transfer Shares within the period(s) of the aforesaid offer(s) they shall forthwith give notice in writing of that fact to the Proposing Transferor and none of the Transfer Shares will be sold to the Shareholders pursuant to this clause. Subject as provided below, the Proposing Transferor may within a period of 3 months after the date of the Company Directors’ notice sell all (but not some only) of the Transfer Shares to any Third Party at any price which is not less than the Transfer Price (after deducting, where appropriate, any net dividend or other distribution declared, paid or made after the date of the Transfer Notice in respect of the Transfer Shares and which has been or is to be retained by the Proposing Transferor).
10.19	Agreement
If any Shareholder or Shareholders (“purchaser” or “purchasers”) shall within the period(s) of the aforesaid offer(s) agree to purchase all of the Transfer Shares the Company Directors shall forthwith give notice in writing as hereinafter mentioned to the Proposing Transferor and to the purchasers and the Proposing Transferor shall thereupon become bound upon payment of the Transfer Price to the Proposing Transferor (whose receipt shall be a good discharge to the purchaser, the Company and the Company Directors, none of whom shall be bound to see to the application thereof) to transfer to each purchaser those Transfer Shares accepted by him. Every such notice shall state the name and address of each purchaser, the number of Transfer Shares agreed to be purchased by him and the place and time appointed by the Company Directors for the completion of the purchase (being not less than 7 days nor more than 28 days after the date of the said notice). Subject to the giving of such notice the purchase shall be completed at the time and place appointed by the Company Directors.
10.20	Default
If a Proposing Transferor, having become bound to transfer any Transfer Shares pursuant to this clause, makes default in transferring the same the Company Directors may authorise some person (who shall be deemed to be the attorney of the Proposing Transferor for the purpose) to execute the necessary instrument of transfer of such Transfer Shares and may deliver it on his behalf and the Company may receive the purchase money and shall thereupon cause the transferee to be registered as the holder of such Transfer Shares and shall hold such purchase money on behalf of the Proposing Transferor. The Company shall not be bound to earn or pay interest on any money so held. The receipt of the Company for such purchase money shall be a good discharge to the transferee who shall not be bound to see to the application thereof, and after the name of the transferee has been entered in the share register in purported exercise of the aforesaid power the validity of the proceedings shall not be questioned by any person.
10.21	Bona Fide Sale
The Company Directors may require to be satisfied that any Shares being transferred by the Proposing Transferor pursuant to clause 10.18 are being transferred in pursuance of a bona fide sale for the consideration stated in the transfer and if not so satisfied may refuse to register the instrument of transfer.

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10.22	Insolvency Event
Upon the happening of an Insolvency Event to a Shareholder, that Shareholder shall be deemed to have immediately given a Transfer Notice in respect of all the Shares that shall then be registered in its name. If the Shares (the unsold shares) which are offered to the Shareholders pursuant to the Transfer Notice shall not be sold to the Shareholders (or any of them) then, after the expiration of the period during which the unsold shares might have been purchased by a Shareholder or Shareholders pursuant thereto, any person who has become entitled to the unsold shares in consequence of the Insolvency Event shall be entitled either:
(a)	to sell the unsold shares to any person in the same manner and subject to the same restrictions as set out in clause 10.18 and subject to that person complying with clause 10. 23; or
(b)	to elect at any time to be registered himself as the holder of the unsold shares and subject to complying with clause 10.23.
10.23	Deed of Accession
Notwithstanding anything to the contrary contained in this clause 10, no Shares shall be sold to a Third Party, and no transfer of any Shares to a Third Party shall be registered by the Company, until the Third Party has signed a deed of accession.
10.24	Unanimous Agreement
The provisions of this clause 10 may be waived in whole or in part in any particular case with the prior written consent of all the Shareholders.
11.	Independent Expert
11.1	Application of this clause
This clause 11 shall apply to any matter which this agreement states is to be dealt with in accordance with this clause or where a provision of this agreement requires the nomination or appointment of an independent expert in respect of a matter (any such matter being referred to in this clause as “the Matter”).
11.2	Appointment and qualifications
The Shareholders shall in good faith endeavour to agree upon the appointment of a person to act as an Independent Expert to resolve the Matter. The Independent Expert shall be appropriately qualified and experienced to decide the Matter which has arisen.
11.3	Appointment in default of Agreement
If the Shareholders are unable to agree on the appointment of the Independent Expert within 10 Business Days after the date of service of written notice by any Shareholder requiring the appointment of an Independent Expert, then any Shareholder to the Matter may apply to the President for the time of the New Zealand Law Society to appoint a suitably qualified independent person (who need not be a chartered accountant or lawyer) as an Independent Expert for the purpose of determining the Matter. Any appointment so made shall be binding on all parties to the Matter.
11.4	Arbitration Act not to apply
The person appointed to resolve the Matter shall be considered to be acting as an expert and not as an arbitrator and accordingly the Arbitration Act 1996 shall not apply.
11.5	Expert’s costs
All costs and expenses of the Independent Expert shall be borne equally by the Shareholders unless specified otherwise in this agreement or the Independent Expert decides otherwise.

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11.6	Parties’ own costs
The Shareholders will bear their own costs in relation to any Matter referred to an Independent Expert.
11.7	Decision binding
The decision by the Independent Expert shall be final and binding on the Shareholders.
12.	Warranties
12.1	Capacity and status
Each party represents to each other party that each of the following statements is true and accurate as at the date of this agreement:
(a)	it is validly existing under the laws of its place of incorporation;
(b)	it has the power to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;
(c)	it has taken all necessary action to authorise its entry into and performance of this agreement and to carry out the transactions contemplated by this agreement; and
(d)	its obligations under this agreement are valid and binding and enforceable against it in accordance with their terms.
12.2	Legal advice
The Shareholders warrant to each other that they have read and understood this agreement and have had the opportunity to obtain, and have obtained, independent legal advice about its terms and effect.
13.	Confidentiality
13.1	Confidentiality obligations
The Shareholders must:
(a)	use the Confidential Information only for the purposes of the Business or to make decisions regarding their investment in the Group, and
(b)
keep that Confidential Information confidential and not disclose it or allow it to be disclosed to any third party except, and in all cases subject to any obligations under the NZSX Listing Rules or the New Zealand securities laws and to NYSE Listing Rules and US Securities laws:

(i)	with the prior written approval of the other Shareholder; or
(ii)
to officers, employees and consultants or advisers of the parties (or their Affiliates) who have a need to know (and only to the extent that each has a need to know) and are aware that the Confidential Information must be kept confidential, and they must take or cause to be taken reasonable precautions necessary to maintain the secrecy and confidentiality of the Confidential Information.
13.2	Announcements
No announcement, press release or other communication of any kind relating to the negotiations of the parties or the subject matter or terms of this agreement may be made or authorised by, or made on behalf of any party, without the prior written approval of each other party except where the announcement, press release or communication must be made by law or any order of any court, tribunal, authority or regulatory body, and in that event reasonable notice in the circumstances shall be given to each other party with obligations under the NYSE Listing Rules so that such party can make timely disclosure in compliance with those Rules.

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13.3	Exceptions
The obligations of confidentiality under this agreement do not extend to information that (whether before or after this agreement is executed):
(a)	is disclosed to a party, but at the time of disclosure is rightfully known to or in the possession or control of the party and not subject to an obligation of confidentiality on the party;
(b)	is public knowledge (except because of a breach of this agreement or any other obligation of confidence);
(c)	is required to be disclosed by law or order of any court, tribunal, authority or regulatory body or in connection with the enforcement of this agreement or by the rules of a stock exchange.
13.4	Survival
The rights and obligations of the parties set out in this agreement with respect to Confidential Information survive termination of this agreement.
14.	Termination
14.1	Automatic termination
Subject to clauses 14.3 and 14.3, this agreement terminates automatically:
(a)	if all parties agree;
(b)	for any Shareholder, when it stops holding, directly or indirectly, any Shares, at which time the Shareholder has no further rights or obligations under this agreement;

(c)	when the Company is liquidated; or

(d)	on the day on which an agreement to sell all the Shares is completed.
14.2	Right to require termination and winding up
In addition to the provisions of clause 14.1, any Shareholder shall be entitled after the expiry of 5 years from the commencement of this agreement to terminate this agreement by not less than 3 months notice in writing to the other parties to this agreement. Subject to the outcome of any negotiation between the Shareholders and subject to compliance with all applicable regulatory requirements, upon any such termination coming into effect, the parties shall take all steps required to wind up the Subsidiary and the Company and distribute their assets in accordance with the legal entitlements of the parties.
14.3	Accrued rights
Termination of this agreement is without prejudice to any accrued rights or obligations of the parties.

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15.	Paramountcy
This agreement prevails over any inconsistent clause in the Company Articles or in the Subsidiary Articles and immediately on all Shareholders becoming aware of any inconsistency the Shareholders must amend the relevant Articles to remove the inconsistency. If this agreement is amended the Shareholders shall comply with any legal requirement to amend the Company Articles and the Subsidiary Articles.
16.	Disputes
Any dispute, controversy or claim arising out of or relating to this agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this clause.
The appointing authority shall be Hong Kong International Arbitration Centre.
The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre (HKIAC).
There shall be only one arbitrator.
Any such arbitration shall be administered by HKIAC in accordance with HKIAC Procedures for Arbitration in force at the date of this agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained.
17.	Notices and other communications
17.1	Service of notices
A notice, demand, consent, approval or communication under this agreement (Notice) must be:
(a)	in writing, in English and signed by a person duly authorised by the sender; and
(b)
hand delivered or sent by prepaid post or facsimile or e mail to the recipient’s address for Notices specified in the Notice Details in Schedule 1, as varied by any Notice given by the recipient to the sender.

17.2	Effective on receipt
A Notice given in accordance with clause 17.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:
(a)	if hand delivered, on delivery;
(b)
if sent by prepaid post, on the second Business Day after the date of posting to an address within the country in which the notice was sent (or on the seventh Business Day after the date of posting if posted to a place outside the country from which the notice was sent);

(c)
if sent by facsimile, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause; or

(d)
if sent by email, on the date and time at which it enters the addressee’s information system (as shown in a confirmation of delivery report from the sender’s information system, which indicates that email was sent to the email address of the addressee notified for the purposes of this clause), but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm (addressee’s time) on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

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18.	Miscellaneous
18.1	Alterations
This agreement may only be amended in writing by agreement of Agria Group, New Hope and Ngai Tahu.
18.2	Approvals and consents
Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.
18.3	Costs
All costs and expenses (including, without limitation, fees and disbursements of counsel, financial advisers and accountants) incurred in connection with this agreement and the transactions contemplated hereby shall be paid or satisfied as agreed in writing between the parties. The Group’s funding of any such costs and expenses in excess by more than US$50,000 of those projected to be paid by the Group shall be a Critical Business Matter for the purposes of this agreement.
18.4	Assignment
(a)	Subject to clause 18.4(b), a party may only assign this agreement or a right under this agreement with the prior written consent of each other party.
(b)	A Shareholder may assign its rights under this agreement to a person to whom it sells all of its Shares in accordance with, and subject to, this agreement.
18.5	Survival
Any indemnity or obligation of confidentiality under this agreement is independent from the other obligations of the parties and survives termination of this agreement. Any other term which by its nature is intended to survive termination of this agreement survives termination of this agreement.
18.6	Counterparts and electronic copies
This agreement may be executed in counterparts. All executed counterparts constitute one document. This agreement may be executed on the basis of an exchange of facsimile, scanned or other electronic copies and execution of this agreement by such means is to be a valid and sufficient execution.
18.7	No merger
The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.
18.8	Entire agreement
This agreement, together with the other Transaction Documents, constitutes the entire agreement between all of the parties in connection with its subject matter and supersedes all previous agreements or understandings between all of the parties in connection with its subject matter.
18.9	Further action
Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this agreement and any transaction contemplated by it.

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18.10	Severability
A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.
18.11	Waiver
A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.
18.12	Relationship
Except where this agreement expressly states otherwise, this agreement does not create a relationship of employment, trust, agency or partnership between the parties.
18.13	Governing law and jurisdiction
This agreement is governed by the laws of Hong Kong and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Hong Kong.

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Signing page
EXECUTED as an agreement

SIGNED by AGRIA ASIA INVESTMENTS LIMITED	/s/ Xie Tao
by its duly authorised signatory:	Signature of authorised signatory

Xie Tao
Name of authorised signatory

SIGNED by AGRIA GROUP LIMITED by its	/s/ Lai Guanglin
duly authorised signatory:	Signature of authorised signatory

Lai Guanglin
Name of authorised signatory

SIGNED by NEW HOPE INTERNATIONAL (HONG KONG) LIMITED by its duly authorised signatory:	/s/ Hang Wang Signature of authorised signatory

Hang Wang
Name of authorised signatory

SIGNED by NGAI TAHU CAPITAL LIMITED by	/s/ Trevor Burt
its duly authorised signatory:	Signature of authorised signatory

Trevor Burt, Chair
Name of authorised signatory

SIGNED by AGRIA (SINGAPORE) PTE LTD. by	/s/ Xie Tao
its duly authorised signatory:	Signature of authorised signatory

Xie Tao
Name of authorised signatory

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Schedule 1 — Parties

Name of Shareholder	Notice Details

Agria Group Limited Agria Asia Investments Limited Agria (Singapore) Pte. Ltd	c/- Latham & Watkins LLP Unit 2318, China World Trade Office 2 1 Jian Guo Men Wai Avenue Beijing 100004 Peoples Republic of China Direct Dial: 0086 10 59657024 Email: wei.wei@lw.com

New Hope International (Hong Kong) Limited	Suite 2508, West Tower, LG Twin Towers, Jianguomenwai Avenue, Chaoyang District, Beijing, China Fax: 010-65676087 Attention: Tianli Zhang

Ngai Tahu Capital Limited	50 Corsair Drive Wigram Christchurch 8141 New Zealand Email: wayne.munn@ngaitahu.iwi.nz

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Schedule 2 — Boards of Directors (clause 3.1(c))
1.	Appointment of directors
(a)	The Company Board and the Subsidiary Board will each be constituted by at least three and up to seven Directors;
(b)	Each of the Shareholders shall be entitled by notice in writing to the Company or the Subsidiary (as the case may be) to appoint, substitute and remove a number of Directors as follows:

Agria Group	4 Directors

New Hope	1 Director

Ngai Tahu	1 Director
In addition, if the Third Party lender enters into the Third Party Loan Agreement and makes the loan described therein, it will, pursuant to its financing documents, have the right to appoint 1 director to the Company and the Subsidiary until all indebtedness to the Third Party lender has been paid.
(c)
The holder of the majority of the Shares from time to time may nominate one of the Company Directors to be Chairman of the Company Board and may remove the person so appointed from that office and may appoint one of the Subsidiary Directors to be chairman of the Subsidiary Board and may remove the person so appointed from that office.

2.	Voting
(a)	Each Director is entitled to one vote on each Board resolution.
(b)	The chair is entitled to a deliberative vote but is not entitled to a casting vote at any meeting of the Board or of the Company or the Subsidiary.
3.	Quorum
The quorum for a board meeting is four Directors and must include one Director appointed by each of Agria Group, New Hope, Ngai Tahu and the Third Party lender under the Third Party Loan Agreement (until all indebtedness to it has been paid) respectively. If any of those Directors (or their alternates) is not present within 30 minutes after the time appointed and notified for the meeting, the meeting stands adjourned to the same time and place 24 hours after the meeting, and at that adjourned meeting the quorum shall be three Directors and must include a Director appointed by each of any two of Agria Group, New Hope, Ngai Tahu and the Third Party lender under the Third Party Loan Agreement. If any of those Directors (or their alternates) is not present within 30 minutes after the time appointed and notified for the adjourned meeting, the adjourned meeting stands further adjourned to the same time and place 24 hours after the adjourned meeting, and the quorum at the further adjourned meeting shall be any two Directors.
4.	Frequency of meetings
A Board meeting must be held at least four times each Financial Year unless the Board in its absolute discretion determines otherwise.

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5.	Notice
A Board meeting requires at least three Business Days’ prior written notice to be given to all Directors, except if all Directors otherwise agree. The notice must provide reasonable details of the matters to be considered at the meeting and the business to be put to the vote of the Board.
6.	Board papers
A notice of a Board meeting must include an agenda and for quarterly meetings must be accompanied by a copy of quarterly management accounts prepared under Schedule 4.
7.	Board remuneration and expenses
Directors shall not be entitled to receive any remuneration but shall be entitled to recover reasonable expenses from the Company provided that no expense payments can be made by the Company while it remains indebted to its bankers.
8.	Alternates
Every Director may, by notice in writing given to the Company or the Subsidiary, as the case may be, appoint any person (including any other Director) to act as an alternate Director in the Director’s place, either generally, or in respect of a specified meeting or meetings during the Director’s absence from a meeting. At the Director’s discretion, by notice in writing to the Company or the Subsidiary as the case may be, the appointing Director may remove the Director’s alternate Director.

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Schedule 3 — Critical Business Matters (clause 5)
With respect to the Company and the Subsidiary, as applicable:
1.	(New Directors) Appoint a Director except in accordance with Schedule 2.

2.	(Remuneration) Authorise or vary the remuneration per annum payable to a director.

3.	(Bonuses) Pay any profit or other bonus to a director subject to clause 5.1(a) of the agreement.

4.
(Financial Transactions) Borrow or accept a financial accommodation, create any mortgage, charge, pledge or other encumbrance over an asset or undertaking, or give or enter into any guarantee, letter of comfort or performance bond, excluding always any of the foregoing which are pursuant to clause 3 of the Shareholders Agreement, where the total amount for all such financial transactions in any 12 month period is in excess of NZ$50,000,000, subject to an obligation for Agria Group to consult with the other Shareholders if the amount exceeds NZ$15,000,000.

5.	(Acquisitions and disposals) Effect a Trade Sale or acquire any company or business of more than NZ$20 million.

6.	(Assets) Sell or buy assets (either tangible or intangible) having a value in aggregate or in an individual amount of more than NZ$20 million in a Financial Year.

7.	(Liquidation) Take a step to dissolve or liquidate the Company, the Subsidiary or PGW.

8.	(Capital expenditure) Commit to or incur capital expenditure of more than NZ$5 million per project or a total of NZ$5 million in a Financial Year.

9.
(Related party transactions) Enter into, terminate, amend or vary any contract or other arrangement with, or make any payment to (including remuneration of personal expenses), a Shareholder or any associate of such persons.

10.	(Change in nature of business) Cease to carry on, or materially alter the scale of operations of, the Business or commence any business or operational activities other than the Business.

11.	(Listing) Apply to a Stock Exchange for a listing or for quotation of any Shares.

12.	(Reorganisation Event) Undertake or undergo a Reorganisation Event.

13.	(Finance and operating leases) Enter into any finance or operating lease costing more than NZ$5 million per annum.

14.
(Contracts) Enter into, terminate, amend or vary a material contract (other than in relation to a transaction referred to in paragraphs 4, 5, 6, 8, or 15 where the amount involved is less than the de minimis thresholds over which consent of all Shareholders is required) except in the ordinary course of business and on arms length terms.

15.	(Loans) Make a loan, give credit or other financial accommodation to a person of more than NZ$20 million, other than to the Company and any of its wholly owned Subsidiaries.

16.
(Financial Assistance) Make a loan or give other financial assistance to a director or an associate of a director or vary the terms of a loan or other financial assistance previously given to a director or an associate of a director. Additionally, neither the Agria Management Team or the Shareholders as a group shall make a loan or give other financial assistance to a Director or an Associate Director if such loan or other financial assistance shall in any way be determined to be a violation or concern with respect to the Company’s or Agria Group’s compliance with the Sarbanes-Oxely Act of 2002.

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17.
(Disputes) Commence or conduct any material dispute or litigation (including with any tax authority) other than debt collection in the ordinary course of business except for any disputes between the Company and the Shareholders or their related entities.

18.	(Transaction Documents) Terminate, amend, vary or waive a right under a Transaction Document or agree to do any of those things.

19.	(Shareholder resolutions) Pass a special resolution of Shareholders.

20.	(Committees of Directors) Appoint, dissolve or alter the composition of a committee of the Board.

21.	(Dividends) Declare, make or pay a dividend or other distribution not in accordance with the current policy in place or, amend or vary the current dividend policy in place.

22.	(Partnerships and joint ventures) Enter into, amend or vary a partnership or joint venture, except in the ordinary course of business.

23.	(Articles) Amend or vary the Articles of any Group Company.

24.	(Issue, Buy-back or redemption of Shares) Effect, or propose, an issue, buy-back or redemption of Shares.

25.	(Variation of class rights) Effect, or propose, a variance of the rights attaching to the Shares.

26.	(Migration) Change the jurisdiction of incorporation or registration of any Group Company.

27.	(Major transaction) Enter into a major transaction as defined in section 129 of the Companies Act.

28.	(Merger or amalgamation) Enter into a merger or amalgamation of any Group Company with another company or business,

29.	(Increase in costs of transaction) Vary the costs and expenses in relation to any increase of more than US$50,000 in the costs and expenses payable by the Group as referred to in clause 18.3.

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Schedule 4 — Financial and other reporting (clause 6)
1.
(Quarterly) Within 30 Business Days after the end of each quarter, unaudited quarterly management accounts, in the format determined by the Board, for the immediately preceding quarter, comprising at least cash flows in and out of the Company and the Subsidiary, and the financial position of the Company and the Subsidiary.

2.
(Annual) After the end of each Financial Year, audited financial statements (including consolidated profit and loss account, balance sheet and cash flow statement) for the Financial Year in line with Agria Group’s SEC reporting obligations.

3.	(Minutes) Within 5 Business Days after each meeting:
(a)	minutes of all Board meetings; and

(b)	minutes of all Shareholder meetings.
4.
(Offer information) Immediately after the Company receives any offer to buy any Shares, or for a Trade Sale, or any interest in the Subsidiary or PGW or any material assets of any Group Company, full details of the offer.

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Schedule 5 — Deed of Accession
(clauses 9.8 and 10.4)
Deed of accession
Date
Deed Poll
By [acceding party] of [acceding party’s address] (Acceding Party)
In favour of the parties from time to time to the Shareholders Agreement.
Background
This Deed Poll is supplemental to a Shareholders Agreement dated on or about [          ] between Agria Asia Investments Limited, Agria Group Limited, New Hope International (Hong Kong) Limited Ngai Tahu Capital Limited and Agria Singapore (Shareholders Agreement).
Terms
1.	The Acceding Party confirms it has been given a copy of the Shareholders Agreement.

2.
The Acceding Party covenants with the parties to the Shareholders Agreement (whether original or by accession) to observe, perform and be bound by all terms of the Shareholders Agreement (including clause 1) to the intent and effect that the Acceding Party is taken from the date on which the Acceding Party is registered as a Shareholder of the Company to be a party to the Shareholders Agreement. In particular, the Acceding Party acknowledges that it has read, understood and has had the opportunity to receive legal advice in relation to this deed.

3.	The Acceding Party’s address for the purposes of the Shareholders Agreement, until substituted in accordance with the Shareholders Agreement, is:

[Acceding Shareholder’s address]

4.	Clause 18.13 of the Shareholders Agreement applies to this deed poll.
EXECUTED as a deed poll.

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Schedule 6 —Articles of Company
TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
ARTICLES OF ASSOCIATION
OF
AGRIA ASIA INVESTMENTS LIMITED
A COMPANY LIMITED BY SHARES
1.	REGISTERED SHARES

1.1
Every Shareholder is entitled to a certificate signed by a director or officer of the Company, or other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2
Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares any one of such Eligible Persons may give an effectual receipt for any Distribution.

2.	SHARES

2.1
Subject to the Shareholders Agreement, Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3
A Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4
The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:
(a)	the amount to be credited for the issue of the Shares;

(b)	the determination of the directors of the reasonable present cash value of the non-money consideration for the issue; and

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(c)	that, in the opinion of the directors, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.
2.6	The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:
(a)	the solvency test in Regulations 3 and 18; and

(b)	sections 197 and 209 of the Act.
2.7	The Company shall keep a register (the “register of members”) containing:
(a)	the names and addresses of the Eligible Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Eligible Person ceased to be a Shareholder.
2.8
The register of members may in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.9	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1
The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2
The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3	Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4
Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6
Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.7
Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

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4.	MORTGAGES AND CHARGES OF SHARES

4.1	Shareholders may mortgage or charge their Shares.

4.2	There shall be entered in the register of members at the written request of the Shareholder:
(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.
4.3	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:
(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)
upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:
(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.

5.	FORFEITURE

5.1
Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note, other written obligation to contribute money or property or a contract for future services are deemed to be not fully paid.

5.2	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3
The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the lime named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4
Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5
The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled-pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

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6.	TRANSFER OF SHARES

6.1
Subject to the Shareholders Agreement and the Memorandum, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

6.2	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3
If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.
6.4	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1
Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2
Upon the written request of the Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3	The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:
(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.
7.4
The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5
A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6
The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8
The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

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7.9
The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]
I/We being a Shareholder of the above Company HEREBY APPOINT                                          of                                          or failing him                                           of to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the                      day of                     , 20                     and at any adjournment thereof.
(Any restrictions on voting to be inserted here.)
Signed this                      day of                                          , 20

Shareholder
7.10	The following applies where Shares are jointly owned:
(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as on.
7.11
A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12
A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13
If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14
At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

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7.15
The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16
At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17
Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18
Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19
The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

7.20	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21
An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing by the unanimous written consent of all Shareholders, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterpart bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1
The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors, subject to the Shareholders Agreement.

8.2	No person shall be appointed as a director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director or to be nominated as a reserve director.

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8.3	Subject to Sub-Regulation 8.1, the minimum number of directors shall be one and there shall be no maximum number subject to the Shareholders Agreement.

8.4
Subject to the Shareholders Agreement, each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5
A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is. or becomes, disqualified from acting as a director under the Act.

8.6	The Company shall keep a register of directors containing:
(a)	the names and addresses of the persons who are directors of the Company or who have been nominated as reserve directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director, or nominated as a reserve director, of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company;

(d)	the date on which the nomination of any person nominated as a reserve director ceased to have effect; and

(e)	such other information as may be prescribed by the Act.
8.7
The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.8	A director is not required to hold a Share as a qualification to office.

9.	POWERS OF DIRECTORS

9.1
Subject to the Shareholders Agreement, the business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2
Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles, the Shareholders Agreement or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3
Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.4	The continuing directors may act notwithstanding any vacancy in their body.

9.5
Subject to the Shareholders Agreement, the directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

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9.6
All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.7
For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2
The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4
A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5
A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote in place of the director until the appointment lapses or is terminated.

10.6
Subject to the Shareholders Agreement, a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.7
If the Company has only one director the provisions herein contained for meetings of directors, do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for alt purposes.

10.8
At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.9
An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

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11.	COMMITTEES

11.1
The directors may. by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2	The directors have no power to delegate to a committee of directors any of the following powers:
(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.
11.3
Sub-Regulations 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4
The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5
Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1
Subject to the Shareholders Agreement, the Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2
The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors, subject to the Shareholders Agreement.

12.3	Subject to the Shareholders Agreement, the emoluments of all officers shall be fixed by Resolution of Directors.

12.4
Subject to the Shareholders Agreement, the officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors and any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

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12.5	Subject to the Shareholders Agreement, the directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6
An agent of the Company shall have such powers and authority of the directors, including the power to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or the Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or to approve a liquidation plan;

(j)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.
12.7	The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8	The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him, subject to the Shareholders Agreement.

13.	CONFLICT OF INTERESTS

13.1
A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2
For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:
(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

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(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1
Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)
is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise,
14.2
The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3	For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of:
(a)	the Company’s holding company; or

(b)	a Shareholder or Shareholders of the Company;
in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4
The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5
The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6
Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7
Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8
The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

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14.9
If a person referred to Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10
The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company, or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	RECORDS

15.1	The Company shall keep the following documents at the office of its registered agent:
(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.
15.2	Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:
(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.
15.4	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:
(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal.
15.5
Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.6
The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

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16.	REGISTER OF CHARGES

16.1
The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security, or if there is no such trustee, the name and address of the charge;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.
17.	SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS BY WAY OF DIVIDEND

18.1
Subject to the Shareholders Agreement, the directors of the Company may, by Resolution of Directors, authorise a Distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2	Dividends may be paid in money, Shares, or other property.

18.3
Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1
The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

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19.2
The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5	Subject to the Shareholders Agreement, the auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.7
The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)
in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.
19.8
The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9
Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	NOTICES

20.1
Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

20.2
Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3
Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

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21.	VOLUNTARY LIQUIDATION

21.1	Subject to the Shareholders Agreement, the Company may by Resolution of Shareholders or by Resolution of Directors appoint a voluntary liquidator.

22.	CONTINUATION

22.1
The Company may by Resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, OFFSHORE INCORPORATIONS LIMITED of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 26th day of November, 2008.
Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory
OFFSHORE INCORPORATIONS LIMITED

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TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
MEMORANDUM OF ASSOCIATION
OF
AGRIA ASIA INVESTMENTS LIMITED
A COMPANY LIMITED BY SHARES
1.	DEFINITIONS AND INTERPRETATION
1.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:
Act means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act.
Articles means the attached Articles of Association of the Company.
Chairman of the Board has the meaning specified in Regulation 12.
Distribution in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend.
Eligible Person means individuals, corporation, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons.
Memorandum means this Memorandum of Association of the Company.
Registrar means the Registrar of Corporate Affairs appointed under section 229 of the Act.
Resolution of Directors means either:
(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or
(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;
Resolution of Shareholders means either:
(a)	Subject to the Shareholder Agreement, a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or
(b)	a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon;

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Seal means any seal which has been duly adopted as the common seal of the Company;
Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;
Share means a share issued or to be issued by the Company;
Shareholder means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;
Shareholders Agreement means a shareholders agreement dated April 2011 entered into by the Company, Agria Group Limited, New Hope International (Hong Kong) Limited, Ngai Tahu Capital Limited and Agria (Singapore) Pte. Ltd.;
Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and
Written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.
1.2	In the Memorandum and in the Articles, unless the context otherwise required a reference to:
(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof; and

(e)	the singular includes the plural and vice versa.
1.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.
1.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.
1.5	The provisions of the Memorandum and Articles are to be construed having regard to the terms of the Shareholders Agreement and to the extent of any inconsistency between the terms of the Memorandum and the Articles on the one hand and the Shareholders Agreement on the other, the provisions of the Shareholders Agreement are to prevail and the Shareholders must pass such resolutions as may be necessary to amend the provisions of the Memorandum and the Articles to make them consistent with the Shareholders Agreement.
2.	NAME

2.1	The name of the Company is AGRIA ASIA INVESTMENTS LIMITED

3.	STATUS

3.1	The Company is a company limited by Shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1	The first registered office of the Company is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

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4.2	The first registered agent of the Company is Offshore Incorporations Limited of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
4.3	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.
4.4	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.
5.	CAPACITY AND POWERS
5.1	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:
(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.
5.2	For the purposes of section 9(4) of the Act there are no limitation on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1	Shares in the company shall be issued in the currency of the United States of America.
6.2	The Company is authorised to issue a maximum of 102,522,986 Shares of a single class each with a par value of US$1.60898657.
6.3	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.
6.4	Subject to the Shareholders Agreement, Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.	RIGHTS OF SHARES

7.1	Each Share in the Company confers upon the Shareholder:
(a)	the right to one vote at a meeting of the Shareholders of the Company or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.
7.2	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

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10.	REGISTERED SHARES

10.1	The Company shall issue Registered Shares only.
10.2	The Company is not authorised to issue Bearer Shares, convert Registered Shares to Bearer Shares or exchange Registered Shares for Bearer Shares.

11.	TRANSFER OF SHARES
11.1	Subject to the Shareholders Agreement and subject to Clause 13, the Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.
11.2	The directors may not resolve to refuse or delay the transfer of a Shares unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	AMENDMENT OF THE MEMORANDUM AND THE ARTICLES
12.1	Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:
(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 8, 9 or this Clause 12.
12.2	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

13.	PRIVATE COMPANY

13.1	The Company is a private company, and accordingly:
(a)	any invitation to the public to subscribe for any Shares or debentures of the Company is prohibited;
(b)	the number of the members of the Company (not including persons who are in the employment of the Company, and persons who, having been formerly in the employment of the Company, were, while in such employment, and have continued after the determination of such employment to be, members of the Company) shall be limited to fifty PROVIDED that where two or more persons hold one or more Shares in the Company jointly they shall, for the purposes of this Clause 13, be treated as a single member;
(c)	the right to transfer the Shares of the Company shall be restricted in manner herein prescribed; and
(d)	the Company shall not have power to issue Share Warrants to Bearer.

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We, OFFSHORE INCORPORATIONS LIMITED of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 26th day of November, 2008.
Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory
OFFSHORE INCORPORATIONS LIMITED

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Schedule 7 — Articles of Subsidiary
MEMORANDUM
AND
ARTICLES OF ASSOCIATION
OF
AGRIA (SINGAPORE) PTE. LTD.
(Company Registration No. 200914774H)
Incorporated on the 12th day of August 2009
INCORPORATED IN THE REPUBLIC OF SINGAPORE
2106893

THE COMPANIES ACT (Chapter 50)
Private Company Limited by Shares
MEMORANDUM OF ASSOCIATION
OF
AGRIA (SINGAPORE) PTE. LTD.
(Incorporated in the Republic of Singapore)
1.	The name of the Company is AGRIA (SINGAPORE) PTE. LTD.

2.	The Registered Office of the Company will be situated in the Republic of Singapore.
3.	The objects for which the Company is established include but shall not limited to all or any of the following, it being intended that all or any of the objects specified in each paragraph of this clause shall except and unless where otherwise expressed in such paragraph not be limited or restricted by reference to or inference from the terms of any other paragraph or group of paragraphs and shall be capable of being pursued as an independent object and either alone or in conjunction with all or any one or more of the other objects specified in the same or in any other paragraph or group of paragraphs and the discontinuance or abandonment of all or any of the business or objects hereinafter referred to shall not prevent the Company from carrying on any other business authorised to be carried on by the Company and it is hereby expressly declared that in the interpretation of this clause the meaning of any of the Company’s objects shall not be restricted by reference to any other object or by the juxtaposition of two or more of them and that in the event of any ambiguity this clause shall be construed in such a way as to widen and not to restrict the powers of the Company.
(a)	To carry on the business of a holding company and for that purpose to purchase or otherwise acquire and undertake the whole or any part of the business, goodwill, assets and liabilities of any person, firm or company; to acquire an interest in, amalgamate with or enter into partnership, joint venture or profit-sharing arrangement with any person, firm or company; to promote, sponsor, establish, constitute, form, participate in, organise, manage, supervise and control any corporation, company, syndicate, fund, trust, business or institution.

(b)	To import, export, buy, sell (wholesale and retail), exchange, barter, let on hire, distribute and otherwise deal in and turn to account goods, materials, commodities, produce and merchandise generally in their prepared, manufactured, semi-manufactured and raw state.

(c)	To engage in the provision or processing of communications and telecommunications services, information retrieval and delivery, electronic message, electronic commerce, internet and database services.

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(d)	To purchase or otherwise acquire and hold, in any manner and upon any terms, shares, stocks, debentures, debenture stock, annuities and foreign exchange, foreign currency deposits and commodities, and from time to time to vary any of the same, and to exercise and enforce all rights and powers incidental to the Company’s interest therein, and to invest or deal with the monies of the Company not immediately required for its operations in such manner as the Company may think fit.
(e)	To manufacture, construct, assemble, design, repair, refine, develop, alter, convert, refit, prepare, treat, render marketable, process and otherwise produce materials, fuels, chemicals, substances and industrial, commercial and consumer products of all kinds.
(f)	To apply for, register, purchase or otherwise acquire and protect, prolong, and renew, in any part of the world, any intellectual and industrial property and technology of whatsoever kind or nature and licences, protections and concessions therefore, and to use, turn to account, develop, manufacture, experiment upon, test, improve and licence the same.
(g)	To purchase or otherwise acquire and to hold, own, licence, maintain, work, exploit, farm, cultivate, use, develop, improve, sell, let, surrender, exchange, hire, convey or otherwise deal in lands, mines, natural resources, and mineral, timber and water rights, wheresoever situate, and any interest, estate and rights in any real, personal or mixed property and any franchises, rights, licences or privileges, and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom.
(h)	To improve, manage, develop, sell, let, exchange, invest, reinvest, settle, grant licences, easements, options, servitudes and other rights over, or otherwise deal with all or any part of the Company’s property, undertaking and assets (present and future) including uncalled capital, and any of the Company’s rights, interests and privileges.
(i)	To acquire, sell, own, lease, let out on hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise undertake and deal in engineering and construction works, buildings, projects, offices and structures of all kinds.
(j)	To carry on business as consulting engineers in all fields including without limitation civil, mechanical, chemical, structural, marine, mining, industrial, aeronautical, electronic and electrical engineering, and to provide architectural, design and other consultancy services of all kinds.
(k)	To purchase or otherwise acquire, take in exchange, charter, hire, build, construct, own, work, manage, operate and otherwise deal with any ship, boat, barge or other waterborne vessel, hovercraft, balloon, aircraft, helicopter or other flying machine, coach, wagon, carriage (however powered) or other vehicle, or any share or interest therein.
(l)	To establish, maintain, and operate sea, air, inland waterway and land transport enterprises (public and private) and all ancillary services.

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(m)	To carry on the business of advisers, consultants, researchers and analysts of whatsoever kind or nature in all branches of trade, commerce and industry subject to compliance with any restrictions imposed by law.
(n)	To provide or procure the provision of every and any service or facility required by any person, firm or company, subject to compliance with any restrictions imposed by law.
(o)	To provide agency, corporate, office, business and management consultancy services, and to act as consultants, analysts and advisors to any person, firm or company or any business, governmental or other undertaking in respect of management, administration, manufacture, marketing, sales, distribution, costing, design, research, and industrial relations.
(p)	To carry on all or any of the businesses of shippers and ship owners, ship and boat builders, charterers, shipping and forwarding agents, ship managers, wharfingers, lightermen, stevedores, packers, storers, fishermen and trawlers.
(q)	To carry on all or any of the businesses of hoteliers and restaurateurs and sponsors, managers and licencees of all kinds of sporting, competitive, social and leisure activities and of clubs, associations and social gatherings of all kinds and purposes.

(r)	To carry on business as auctioneers, appraisers, valuers and surveyors.
(s)	To carry on business as farmers, graziers, dealers in and breeders of livestock, horticulturists and market gardeners.
(t)	To carry on all or any of the businesses of printers, publishers, designers, draughtsmen, journalists, press and literary agents, advertisers, advertising and marketing agents and contractors, personal and promotional representatives, artists, sculptors, decorators, illustrators, photographers, film makers, producers and distributors, publicity agents and display specialists.
(u)	To provide for the giving and holding of seminars, lectures, exhibitions, and meetings for the promotion and advancement of products or education or the dissemination of knowledge generally.
(v)	To design, invent, develop, modify, adapt, alter, improve and apply any object, article, device, appliance, utensil or product for any use or purpose whatsoever.
(w)	To develop, acquire, store, licence, apply, assign, exploit all and any forms of computer and other electronic software, programs and applications and information, databases and reference material and computer, digital and other electronic recording, retrieval, processing and storage media of whatsoever kind and nature.

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(x)	To carry on business as jewellers, goldsmiths, silversmiths and art dealers and to import, export, buy, sell and deal in (wholesale and retail) jewellery, gold and silver, gold and silver plate, articles of value, objects of art and such other articles and goods as the Company thinks fit, and to establish factories for culturing, processing and manufacturing goods for the above business.
(y)	To carry on any other business or activity and do any act or thing which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with any of the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company’s property or assets or otherwise to advance the interests of the Company or its Members.
(z)	To enter into any commercial or other arrangements with any government, authority, corporation, company or person and to obtain or enter into any legislation, orders, charters, contracts, decrees, rights, privileges, licences, franchises, permits and concessions for any purpose and to carry out, exercise and comply with the same and to make, execute, enter into, commence, carry on, prosecute and defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements, and schemes and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company.
(aa)	To take out insurance in respect of any and all insurable risks which may affect the Company or any other company or person and to effect insurance (and to pay the premiums therefore) in respect of the life of any person and to effect re-insurance and counter-insurance, but no business amounting to fire, life or marine insurance business may be undertaken.
(bb)	To grant and provide credit and financial or other accommodation to any person, firm or company calculated directly or indirectly to enhance the value of or render profitable any of the Company’s property or rights.
(cc)	To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Company thinks fit charged upon all or any of the Company’s property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.
(dd)	To enter into or to invest in any interest rate exchange contracts, currency exchange contracts, forward contracts, futures contracts, options (including, without limitation, interest rate or currency options) and other derivatives or financial instruments or products, whether or not entered into or acquired for the purpose of hedging against or minimizing any loss concerning the assets and business of the Company and in relation thereto, the Company may pay any margin or margin calls or other demands concerning any such contracts or instruments entered into or acquired by the Company.

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(ee)	To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights (present and future) and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any monies whatsoever (including but not limited to capital, principal, premiums, interest, dividends, costs and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by Section 5 of the Companies Act (Cap. 50)) of the Company or of the Company’s holding company or is otherwise associated with the Company in its business, and to act as agents for the collection, receipt or payment of money, and to enter into any contract of indemnity or suretyship (but not in respect of fire, life and marine insurance business).
(ff)	To draw, make, accept, endorse, negotiate, discount, execute, issue, purchase or otherwise acquire, exchange, surrender, convert, make advances upon, hold, charge, sell and otherwise deal in bills of exchange, cheques, promissory notes, and other negotiable instruments and bills of lading, warrants, and other instruments relating to goods.
(gg)	To give any remuneration or other compensation or reward (in cash or securities or in any other manner the Directors may think fit) to any person for services rendered or to be rendered in the conduct or course of the Company’s business or in placing or procuring subscriptions of or otherwise assisting in the issue of any securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested in or about the formation or promotion of the Company or any other company as aforesaid.
(hh)	To grant or procure pensions, allowances, gratuities and other payments and benefits of whatsoever nature to or for any person and to make payments towards insurances or other arrangements likely to benefit any person or advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.
(ii)	To pay all expenses preliminary or incidental to the formation and promotion of the Company or any other company and the conduct of the business of the Company or any other company.

(jj)	To procure the Company to be registered or recognised in any territory.
(kk)	To cease carrying on and wind up any business or activity of the Company, and to cancel any registration of and to wind up and procure the dissolution of the Company in any territory.
(ll)	To distribute any part of the undertaking, property and assets of the Company among its creditors and Members in specie or in kind but so that no distribution amounting to a reduction of capital may be made without the sanction (if any) for the time being required by law.

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(mm)	To appoint agents, experts and attorneys to do any and all of the above matters and things on behalf of the Company or any thing or matter for which the Company act as agent or in any other way whatsoever interested or concerned in any part of the world.
(nn)	To do all and any of the above matters or things in any part of the world and either as principal, agent, contractor, trustee, or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others, and generally upon such terms and in such manner and for such consideration and security (if any) as the Company shall think fit including the issue and allotment of securities of the Company in payment or part payment for any property acquired by the Company or any services rendered to the Company or as security for any obligation or amount or for any other purpose.
(oo)	To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.
And it is hereby declared that the word “company” in this clause shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Singapore or elsewhere.

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4.      The liability of the members is limited.
I, the person, whose name, address and description are hereto subscribed, am desirous of being formed into a Company in pursuance of this Memorandum of Association, and I agree to take the number of share in the capital of the Company set opposite to my name:-

Number of Share
Taken by the
Name, Address and Description of Subscriber	Subscriber
(SD.) TAN MEI SIEW
Apt Blk 122C Sengkang East Way #15-27
Singapore 543122	ONE

Assistant General Manager, Sales & Marketing
Number of Share Taken	ONE
DATED this 12th day of August 2009
WITNESS to the above signature:
(SD.) CHIN WAI HUN
80 Raffles Place #16-20
UOB Plaza 2
Singapore 048624
Practising Chartered Secretary

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THE COMPANIES ACT (Chapter 50)
Private Company Limited by Shares
ARTICLES OF ASSOCIATION
OF
AGRIA (SINGAPORE) PTE. LTD.
(Incorporated in the Republic of Singapore)
PRELIMINARY
1.	The regulations in Table A in the Fourth Schedule to the Act shall not apply to the Company except so far as the same are repeated or contained in these Articles.
INTERPRETATION
2.	(a)	In these Articles, save where the context otherwise requires:-

“the Act”	means Companies Act, (Cap 50) and any statutory modification or re-enactment thereof for the time being in force;

“the Company”	means the above named company;

“the Board” and “the Directors”	means the directors for the time being of the Company or the directors present at a duly convened meeting of directors at which a quorum is present, and in the case of a company which has only one director, be construed as a reference to that director;

“Dividend”	includes bonuses, distributions in specie and in kind, capital distributions and capitalisation issues;

“member”	means a person or body corporate who is registered as the holder of shares in the capital of the Company;

“month”	means calendar month;

“the Office”	means the registered office of the Company for the time being;

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“paid up”	includes credited as paid up;

“the Register”	means the register of members of the Company kept pursuant to the Act and includes any branch register kept pursuant to the Act;

“the Secretary”	means the secretary for the time being of the Company;

“the Seal”	means the common seal of the Company or any official seal that the Company may have as permitted by the Act;

“the Shareholders Agreement”	a shareholders agreement relating to Agria Asia Investments Limited and the Company dated April 2011 between Agria Asia Investments Limited, Agria Group Limited, Ngai Tahu Capital Limited, New Hope International (Hong Kong) Limited and the Company;

“these Articles”	means the Articles of Association in their present form or as altered from time to time;

“in writing” and “written”	includes electronic communication, cable, telex, facsimile messages and any mode of reproducing words in a legible form or a permitted alternative form as defined by the Act.

“treasury share”	means a share which was purchased or otherwise acquired by the Company and held by the Company under the provisions of the Act and these Articles and not cancelled.
(b)
In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and vice versa, and words importing any gender shall include all genders and vice versa.

(c)
Subject as aforesaid, any words defined in the Act or any statutory modification thereof in force at the date at which these Articles become binding on the Company shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(d)	The headings are inserted for convenience only and shall not affect the construction of these Articles.

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(e)
The terms of the Shareholders Agreement which apply to the Company (referred to in the Shareholders Agreement as the Subsidiary) shall so far as applicable be incorporated herein and be the articles of the Company in the same manner and to the extent as if they were contained as registered articles. The provisions of these Articles are to be construed having regard to the terms of the Shareholders Agreement and to the extent of any inconsistency between the terms of these Articles and the Shareholders Agreement, the provisions of the Shareholders Agreement are to prevail and the Shareholders must pass such resolutions as may be necessary to amend the provisions of these Articles to make it consistent with the Shareholders Agreement.

PRIVATE COMPANY
3.	The Company is a private company, and accordingly:-
(a)
the number of the members of the Company (not including persons who are in the employment of the Company and any subsidiary of it, and persons who, having been formerly in the employment of the Company and any subsidiary of it, were, while in such employment, and have continued after the determination of such employment to be, members of the Company) shall be limited to fifty PROVIDED that where two or more persons hold one or more shares in the Company jointly they shall, for the purposes of this Article, be treated as a single member of the Company; and

(b)	the right to transfer the shares of the Company shall be restricted in manner hereinafter prescribed.
THE OFFICE
4.	The Office shall be at such place in Singapore as the Directors or Secretary shall from time to time appoint.
SHARES
5.
Subject to the Shareholders Agreement and unless otherwise determined by the Company by special resolution or otherwise agreed by the holders of all the shares for the time being issued, all shares to be issued shall, before issue, be offered for subscription to the members in proportion as nearly as the circumstances will admit to the number of shares then held by them. For the purposes of this Article, any of the Company’s issued share capital held as treasury shares and the Company as holder of these treasury shares shall be disregarded.

6.	(a)
Any such offer as aforesaid shall be made by notice specifying the number and class of shares and the price at which the same are offered and limiting the time (not being less than twenty-eight days, unless the Member to whom the offer is to be made otherwise agrees) within which the offer if not accepted will be deemed to be declined.

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(b)
Subject to these Articles and the Act, all shares shall be at disposal of the Directors and they may allot, grant options over or otherwise deal with or dispose of the same to such persons, at such times, and generally on such terms as they think proper.

(c)
Subject to the provisions, if any, in that behalf of the Company’s Memorandum of Association; and without prejudice to any special rights or privileges attached to any then existing shares in the capital of the Company, any new shares may be issued upon such terms and conditions, and with such rights and privileges attached thereto, as the Company by ordinary resolution may direct, or, if no such direction be given, as the Directors shall determine, and in particular such shares may be issued with preferential, qualified or deferred right to dividends and in the distribution of assets of the Company, and with a special or restricted right of voting, and any preference share may be issued on the terms that it is, or at the option of the Company is to be liable to be redeemed.

7.
The provisions of this Article are subject to the Shareholders Agreement. The company may pay a commission to any person in consideration of his subscribing, or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or unconditional, for any shares in the capital of the Company, in such amounts as the Directors may approve. No part of the funds of the Company shall, directly or indirectly, be employed in the purchase of or subscription for or loans upon the security of any shares in the Company. The Company shall not give any financial assistance for the purpose of or in connection with the purchase of or subscription for any shares in the Company or its holding company, if any except as is otherwise permitted by the Act.

8.
Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in Section 78 of the Act and may charge the same to capital as part of the cost of the construction of the works or building or the provision of the plant.

9.
Except as required by law no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

10.	Subject to the Shareholders Agreement, the Company may purchase or otherwise acquire its own shares in accordance with the provisions of the Act.
TREASURY SHARES
11.	Subject to and in accordance with the provisions of the Act, the Company may hold, deal with, and may at any time dispose or cancel treasury shares.
12.	The Company shall be entered in the Register as the member holding the treasury shares.

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13.	The Company may hold an aggregate number of shares as treasury shares only up to a limit of 10% of the total number of shares if the Company has shares of only one class or of each class of shares.
14.	The Company shall not exercise any rights in respect of the treasury shares except as permitted by the Act.
JOINT HOLDERS OF SHARES
15.	Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with benefit of survivorship, subject to the following provisions:-
(a)	the Company shall not be bound to register more than three persons as the holders of any shares except in the case of the legal personal representative of a deceased member;
(b)	the joint holders of any shares shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such shares;
(c)
on the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit;

(d)	any one of such joint holders may give effectual receipts for any dividend, return of capital or other payment in the share; and
(e)
the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, and to attend and vote at general meetings of the Company, and any notice given to such person shall be deemed notice to all the joint holders; but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, and if more than one of such joint holders be present at any meeting personally or by proxy that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof.

SHARE CERTIFICATES
16.
Every member shall, without payment, be entitled to receive within two months after allotment and within one month after the lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue may provide, a certificate for all his shares of any particular class, or several certificates, each for one or more of his shares, and upon payment of such fee, not exceeding ten dollars for every certificate after the first, as the Directors shall from time to time determine, provided that in the event of a member transferring part of the shares represented by a certificate in his name a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of joint holders, the Company shall not be bound to issue more than one certificate for all the shares of any particular class registered in their joint names.

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17.
Every share certificate shall be issued under the Seal and shall specify the number and class of shares, and, if required, the distinctive numbers thereof comprised therein, the amount paid up thereon, the amount (if any) unpaid and the extent to which the shares are paid up and, if appropriate, whether such shares carry no voting rights. No certificate shall be issued in respect of more than one class of shares. If there shall be more than one class of shares then each certificate of every class shall state thereon that the share capital is divided into different classes and the voting rights attaching to each class.

18.
If any share certificate shall be worn out, defaced, destroyed or lost, it may be renewed on such evidence being produced as the Directors shall require, and in case of wearing out or defacement, on delivery up of the old certificate, and in case of destruction or loss, on the execution of such indemnity (if any), as the Directors may from time to time require. In case of destruction or loss, the person to whom such renewed certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

CALLS ON SHARES
19.	(a)
The Directors may from time to time make calls upon the members in respect of all monies unpaid on their shares but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.

(b)
Each member shall, subject to receiving at least fourteen days’ notice specifying the time or times and place for payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the members shall not invalidate the call.

20.
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed and may be required to be paid by instalments. A call may be revoked, varied or postponed as the Directors may determine.

21.
If any part of a sum called in respect of any shares or any instalment of a call be not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall be liable to pay interest on the outstanding part thereof at such rate as the Directors shall determine from the day appointed for the payment of such call or instalment to the time of discharge thereof in full; but the Directors may, if they shall think fit, waive the payment of such interest or any part thereof.

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22.
If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of the issue the same becomes payable; and all the provisions thereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof.

23.
The Directors may, if they shall think fit, receive from any member willing to advance the same all or any part of the monies uncalled and unpaid upon any shares held by him; and upon all or any of the monies so paid in advance the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate as may be agreed upon between the member paying the monies in advance and the Directors. The Directors may also at any time repay the amount so advanced upon giving to such member one month’s notice in writing.

24.
On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the Minute Book; and that notice of such call was duly given to the member sued in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

25.
No member shall, unless the Directors otherwise determine, be entitled to receive any dividend, or, subject to the Act, to receive notice of or to be present or vote at any general meeting, either personally or (save as proxy for another member) by proxy, or to exercise any privileges as a member, or be reckoned in a quorum, until he shall have paid all calls or other sums for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE
26.
If any member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring him to pay so much of the call or instalment as is unpaid together with interest accrued and any expenses incurred by reason of such non-payment.

27.
The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which such call or instalment or part thereof and all interest accrued and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call or instalment is payable will be liable to be forfeited.

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28.
If the requirements of any such notice as aforesaid be not complied with, any shares in respect of which such notice has been given may, at any time thereafter before the payment required by the notice had been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends declared in respect of the shares so forfeited but not actually paid before such forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such case references in these Articles to forfeiture shall include surrender.

29.
Any shares so forfeited shall be deemed for the purposes of this Article to be the property of the Company, and may be sold, re-allotted or otherwise disposed of either subject to or discharged from all calls made or instalments due prior to the forfeiture, to any person, upon such terms and in such manner and at such time or times as the Directors think fit. For the purpose of giving effect to any such sale or other disposition the Directors may authorise some person to transfer the shares so sold or otherwise disposed of to the purchaser thereof or any other person becoming entitled thereto.

30.	The Directors may, at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit.
31.
Any person whose shares have been forfeited shall thereupon cease to be the holder of any such shares but shall notwithstanding be and remain liable to pay to the Company all calls, instalments, interest and expenses owing upon or in respect of such shares at the time of the forfeiture together with interest thereon from the time of forfeiture until payment at such rate as the Directors shall think fit and without any deduction or allowance for the value of the shares at the time of forfeiture, and the Directors may enforce the payment of such monies or any part thereof and may waive payment of such interest wholly or in part.

32.
When any shares have been forfeited an entry shall be made in the Register recording the forfeiture and the date thereof, and so soon as the shares so forfeited have been sold or otherwise disposed of an entry shall also be made of the manner and date of the sale or disposal thereof.

LIEN
33.
The Company shall have a first and paramount lien on every share for all monies outstanding in respect of such share, whether presently payable or not, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the same shall have fallen due for payment or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member or not. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

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34.
The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up or otherwise by operation of law or court order.

35.
The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien existed so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Directors may authorise some person to transfer the shares so sold to the purchaser thereof.

36.
A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, reallotment or disposal of the share.

TRANSFER OF SHARES
37.
The instrument of transfer of any shares in the Company shall be in writing and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof.

38.
Every instrument of transfer shall be lodged at the Office for registration accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require in relation thereto. All instruments of transfer which shall be registered shall be retained by the Company but, save where fraud is suspected, any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same.

39.
There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or the making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe.

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40.
The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares provided always that such registration shall not be suspended for more than thirty days in any year.

41.	(a)	The Directors may at any time in their absolute discretion and without assigning any reason therefore, decline to register any transfer of any share whether or not it is a fully paid share.
(b)	The Directors may also decline to register any transfer unless:-
(i)	the instrument of transfer is in respect of only one class of shares;
(ii)	in the case of a transfer to joint holders, the number of joint holders to whom the shares are to be transferred does not exceed three; and
(iii)	the shares concerned are free of any lien in favour of the Company.
(c)
If the Directors refuse to register a transfer they shall, within one month after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

TRANSMISSION OF SHARES
42.
In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

43.	(a)
Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and, subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

(b)
If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall execute a transfer of the share in favour of that person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by the member.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026	| page 72
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44.
A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company:

PROVIDED always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days the Directors may thereafter withhold payment of all dividends or other monies payable in respect of the share until the requirements of the notice have been complied with.
45.
Any person to whom the right to any shares in the Company has been transmitted by operation of law shall, if the Directors refuse to register the transfer, be entitled to call on the Directors to furnish within 28 days a statement of the reasons for the refusal.

ALTERATION OF SHARE CAPITAL
46.
Subject to the Shareholders Agreement, the Company may, from time to time, by ordinary resolution increase its share capital by such amounts and to be divided into shares of such respective amounts as the resolution shall prescribe.

47.
Without prejudice to any special rights, privileges or restrictions for the time being attaching to any then existing class of shares in the capital of the Company, any new shares created pursuant to Article 46 may be issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto as the general meeting resolving upon the creation thereof shall direct or, if no such direction be given, as the Directors shall determine, and in particular such shares may be issued with a preferential, qualified or deferred right to dividends and in the distribution of assets of the Company, and with a special, or without any, right of voting.

48.
The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance to all the holders for the time being of any class of shares in the capital of the Company in proportion, as nearly as the circumstances admit to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares. For the purposes of this Article, any of the Company’s issued share capital held as treasury shares and the Company as holder of these treasury shares shall be disregarded.

49.
Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles all new shares created pursuant to Article 46 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the shares in the capital of the Company existing at the date of creation of such new shares.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026	| page 73
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50.	Subject to the Shareholders Agreement, the Company may by ordinary resolution:-
(a)
subdivide its existing shares or any of them into shares of smaller amounts, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares;

(b)	consolidate and divide its share capital or any part thereof; or
(c)
cancel the number of shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person or which have been forfeited and diminish the number of its share capital by the number of the shares so cancelled. Such cancellation shall not be deemed to be a reduction of share capital within the meaning of the Act.

51.	Subject to the Shareholders Agreement, the Company may by special resolution reduce its share capital in any manner allowed by the Act.
52.
Where any difficulty arises in regard to any consolidation and division under paragraph (b) of Article 50, the Directors may settle the same as they think expedient and in particular may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

MODIFICATION OF RIGHTS
53.	(a)
Subject to the Shareholders Agreement, all or any of the rights attached to any class of shares in the Capital of the Company for the time being may, at any time, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class, and all the provisions contained in these Articles relating to general meetings shall mutatis mutandis apply to every such meeting, but so that the quorum thereof shall be not less than two persons personally present and holding or representing by proxy one-third of the total number of the issued shares of the class, and that any holder of shares of the class present in person or by proxy may demand a poll, and that each holder of shares of the class present in person or by proxy shall on a poll be entitled to one vote for each share of the class held by him, and if at any adjourned meeting of such holders such quorum as aforesaid is not present, any two holders of shares of the class who are personally present in person or by proxy shall be a quorum. For the purposes of this Article, any of the Company’s issued share capital held as treasury shares and the Company as holder of these treasury shares shall be disregarded.

(b)
The foregoing provisions of this Article shall apply to the variation or abrogation of the rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class, the rights whereof are to be varied.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026	| page 74
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54.
The special rights conferred upon the holders of any shares or such class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

GENERAL MEETINGS
55.	(a)	An annual general meeting of the Company shall be held in accordance with the provisions of the Act.
(b)	All other general meetings shall be called extraordinary general meetings.
(c)	Notwithstanding anything in the Act or in these Articles, a Company that has only one member may pass a resolution by the member recording the resolution and signing the record.
56.
The Directors may, whenever they think fit, and shall, on requisition by Members in accordance with the Act, proceed to convene an extraordinary general meeting. The provisions of the Act shall apply to any requisition and to any failure by the Directors to convene an extraordinary general meeting when so requisitioned.

NOTICE OF GENERAL MEETINGS
57.
Subject to the provisions of the Act relating to agreements for shorter notice, 14 days’ notice at the least (exclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Act or the Company in general meeting, to such persons as are, under the Articles of the Company, entitled to receive such notices from the Company:

PROVIDED that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed:-
(a)	in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and
(b)
in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent of the total voting rights of all the members having a right to vote thereat.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026	| page 75
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58.
The accidental omission to give notice of a meeting or (in cases where an instrument of proxy is sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS
59.	All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:-
(a)	the declaration and sanction of dividends;
(b)	the consideration of the accounts and balance sheets and the reports of the Directors and other documents required to be annexed to the accounts;
(c)	the election of Directors in place of those retiring (if any);
(d)	the appointment of the Auditors of the Company (where required under the Act) and the fixing of, or the determination of the method of fixing, the remuneration of the Auditors.
60.
No business, save the election of a Chairman of the meeting, shall be transacted at any general meeting, unless a quorum is present when the meeting proceeds to business. Two members present in person or by proxy shall be a quorum for all purposes.

Pursuant to Article 55 (c), where a company has only one member, he may pass a member’s resolution by recording the resolution and signing the record.
61.
The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as Chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present, or if each of the Directors present declines to act as Chairman, the persons present and entitled to vote shall elect one of their number to be Chairman of the meeting.

62.
If within fifteen minutes from the time appointed for the meeting a quorum be not present, the meeting, if convened upon a requisition as specified in Article 56, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the Chairman of the meeting may determine. If at such adjourned meeting a quorum be not present within fifteen minutes from the time appointed for the meeting, the members present in person or by proxy shall be a quorum.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026	| page 76
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63.
The Chairman of any general meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place or sine die; but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place, unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for thirty days or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Directors.

VOTING
64.	(a)
Subject to the Shareholders Agreement, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is demanded by:-

(i)	the Chairman of the meeting; or
(ii)	at least two members present in person or by proxy and entitled to vote; or
(iii)
any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv)
any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(b)
Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive evidence of the fact without proof of the number of the votes recorded for or against such resolution.

65.
A demand for a poll may be withdrawn only with the approval of the meeting. If a poll be directed or demanded in the manner above mentioned it shall (subject to the provisions of Article 67 hereof) be taken at such time (being not later than seven days after the date of the demand) and in such manner as the Chairman of the meeting may appoint. No notice need be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026	| page 77
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66.
Subject to the Shareholders Agreement, in the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman of the meeting shall be entitled to a second or casting vote.

67.
A poll demanded upon the election of a Chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

68.	(a)
No objection shall be made to the validity of any vote except at a meeting or poll at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting or poll shall be deemed valid for all purposes whatsoever of such meeting or poll.

(b)	In case of any dispute as to voting the Chairman shall determine the same, and such determination shall be final and conclusive.
69.
Subject to the Shareholders Agreement and to the provisions of the Act, a resolution in writing signed by the members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing sent by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by one or more members.

VOTES OF MEMBERS
70.
Subject to any special rights or restrictions for the time being attaching to any special class of shares in the capital of the Company, on a show of hands every member who is present in person or by proxy or by attorney shall be entitled to one vote only, and, in the case of a poll, every member present in person or by proxy or by attorney shall be entitled to one vote for each share held by him. For the purposes of this Article, any of the Company’s issued share capital held as treasury shares and the Company as holder of these treasury shares shall be disregarded.

71.	On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.
72.
A member of unsound mind, or whose person or estate is liable to be dealt with under the law relating to mental disorder may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee and any such committee, or other person may, on a poll, vote by proxy. If any member be a minor, he may vote by his guardian or one of his guardians who may give their votes personally or by proxy.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 78

PROXIES
73.	(a)	A proxy need not be a member of the Company.
(b)
An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept, and shall be deemed, save where the contrary appears on the face of the instrument of proxy, to confer authority to demand or concur in demanding a poll and to include power to act generally at the meeting for the person giving the proxy and any adjournment thereof, and either to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit. No instrument appointing a proxy shall be valid except for the meeting mentioned therein and any adjournment thereof.

74.
The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney in writing or, if such appointor be a corporation, under its common seal or signed by such officer, attorney or other person duly authorised in that behalf.

75.
The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office at least forty-eight hours before the time fixed for holding the meeting at which the person named in such instrument proposes to vote or, in the case of a poll, not less than twenty-four hours before the time appointed for taking the poll; otherwise the person so named shall not be entitled to vote in respect thereof except with the approval of the Chairman of the meeting.

76.
Any member may by power of attorney appoint any person to be his attorney for the purpose of voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be deposited at the Office at least forty-eight hours before being acted upon.

77.	(a)
An instrument of proxy may be revoked by forwarding to the Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy.

(b)
A vote given in accordance with the terms of an instrument of proxy or power of attorney shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney, or transfer of the shares in respect of which the vote is given, provided that no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office twenty-four hours at least before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is to be used.

CORPORATIONS ACTING BY REPRESENTATIVES
78.
Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 79

DIRECTORS
79.
Subject to the Shareholders Agreement and until otherwise determined by an ordinary resolution of the Company, the Director shall not be less than one in number, and there shall be no maximum number of Directors.

80.	A Director need not hold any shares in the Company. A director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.
DIRECTORS’ REMUNERATION
81.
Subject to the Shareholders Agreement, the remuneration of the Directors shall from time to time be determined by the Company in general meeting. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

POWERS OF DIRECTORS
82.
Subject to the Shareholders Agreement, the business of the Company shall be managed by the Directors, who shall pay all expenses incurred in the formation and registration of the Company, and who may exercise all such powers of the Company as are not by the Act or by these Articles required to be exercised by the Company in general meeting, subject to any provision in these Articles or the Act and to such regulations, not being inconsistent with any such provision, as may be prescribed by the Company in general meeting; but no such regulation shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

83.
Subject to the Shareholders Agreement, the Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment and delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 80

84.
The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

85.
Subject to and to the extent permitted by the Act, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a Branch Register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such Branch Register.

86.
All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

87.
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures including, subject to, convertible debentures and convertible debenture stock, and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

APPOINTMENT AND REMOVAL OF DIRECTORS
88.
Subject to the Shareholders Agreement, the Company may by ordinary resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution, appoint another person in his stead.

89.
Subject to the Shareholders Agreement, the Company may, without prejudice to the powers of the Directors under Article 90, from time to time, by ordinary resolution appoint new Directors either to fill a casual vacancy or as an addition to the existing Directors, and change any minimum or maximum number of Directors specified in Article 79, or prescribe such minimum or maximum if there be none so specified.

90.
Subject to the Shareholders Agreement, the Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board.

91.
Notwithstanding any agreement with the company, a director shall not resign or vacate his office unless there is remaining in the company at least one director who is ordinarily resident in Singapore. If there shall be no Director able to act, then any member may summon a general meeting for the purpose of appointing a Director, otherwise a member of the company may be liable for the debts of the company as provided under Section 145 (10) of the Act.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 81

ALTERNATE DIRECTORS
92.
Each Director may by written notification to the Company nominate any other person to act as alternate Director in his place and, at his discretion, in similar manner remove such alternate Director. A Director may appoint two or more persons in the alternative to act as Alternate Director and in the event of any dispute as to who is to represent the Director as his Alternate the first named of such alternative persons shall be the only person recognised as the Alternate Director and shall in any case, if in Singapore, be the only person entitled to receive notice of Directors’ meetings in the absence from Singapore of his appointor. The alternate Director shall (except as regards the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company; and each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, and shall look to such Director solely for his remuneration as alternate Director. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. Any person appointed as an alternate Director shall vacate his office as such alternate Director as and when the Director by whom he has been appointed removes him or vacates office as Director. A Director shall not be liable for the acts or defaults of any alternate Director appointed by him.

DISQUALIFICATION OF DIRECTORS
93. The office of a Director shall ipso facto be vacated:-
(a)	if he becomes prohibited by law or court order from being a Director;
(b)	if he becomes bankrupt or he makes any arrangement or composition with his creditors;
(c)	if he becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental disorder;
(d)	subject to section 145 of the Act if he gives the Company notice in writing that he resigns his office;
(e)	if he is convicted of an indictable offence;
(f)	if he be requested in writing by a majority of the other directors for the time being to vacate office.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 82

DIRECTORS’ INTERESTS
94.
A Director may hold any other office or place of profit under the Company (other than the office of Auditor or the office of Secretary in the case of a company which has only one Director), and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company in which any Director or intending Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit, remuneration or other benefits of such Director holding that office, or of any fiduciary relationship thereby established.

95.
A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract (being a contract of significance in relation to the Company’s business) with the Company shall declare the nature of his interest in accordance with the provisions of the Act. A general notice given to the Directors by a Director to the effect that he is a member of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purposes of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made.

96.
A Director may vote as a Director in regard to any contract or arrangement in which he is interested or upon any matter arising thereout, and if he shall so vote his vote shall be counted and he shall be taken into account in determining a quorum when any such contract or arrangement is under consideration.

97.
A Director may hold office as a director in or as manager of any other company in which the Company is a shareholder or is otherwise interested, and (subject to any agreement with the Company to the contrary) shall not be liable to account to the Company for any remuneration or other benefits receivable by him from such other company. The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Board thinks fit (including the exercise thereof in favour of any resolution appointing the Directors or any of them directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any Director of the Company may vote in favour of the exercise of such voting rights other than his own appointment or the arrangement of the terms thereof, in manner aforesaid.

MANAGING DIRECTORS AND OTHER APPOINTMENTS
98.
The Directors may, from time to time, appoint one or more of their number to be Managing Director or Joint Managing Director of the Company, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and upon such terms and for such remuneration as the Directors shall think fit. Where an appointment is for a fixed term, such term may not exceed Five Years. The Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 83

99.
A Managing Director or a Joint Managing Director (subject to the provisions of any agreement between him as Managing Director or a Joint Managing Director and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and shall ipso facto and immediately cease to be Managing Director or Joint Managing Director if he shall cease to hold the office of Director.

100.
A Managing Director shall at all times be subject to the control of the Directors, but subject thereto the Directors may, from time to time, entrust to and confer upon any Managing Director, Joint Managing Director or Director holding any other office in the management, administration or conduct of the business of the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider expedient, and may confer such powers collaterally with, or to the exclusion of, and in substitution for, all or any of the powers of the Directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS
101.
The provisions of this Article are subject to the Shareholders Agreement. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors.

Where a company only has one director, he may pass a resolution by recording it and signing the record.
102.
Subject to the Shareholders Agreement, notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally in writing or by word of mouth or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting and any such waiver may be retrospective.

103.
Subject to the Shareholders Agreement, the Directors may elect a Chairman of the Board and determine the period for which he is to hold office; but if no such Chairman be elected, or if at any meeting the Chairman be not present within fifteen minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

104.	(a)
Subject to the Shareholders Agreement, a resolution in writing signed by the sole director or a simple majority of the Directors for the time being shall be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing sent by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors.

(b)
Any Director or member of a committee of Directors may participate in a meeting of the Directors or such committee by means of a telephone or other audio communications equipment whereby all persons attending or participating the meeting can hear each other. The person or persons participating the meeting in the aforesaid manner shall be deemed for all purposes to be present in person at such meeting.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 84

105.
A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Directors generally. Where a company only has one director, that Director may make a declaration required or authorised to be made under the Act by recording the declaration and signing the record; and such recording and signing of the declaration satisfies any requirement in the Act that the declaration be made at a meeting of the directors.

106.
The Directors may, from time to time, appoint committees consisting of such persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Directors. Any such committee shall be properly constituted even if it consists of one person.

107.
The meetings and proceedings of any such committee shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors insofar as the same are not superseded by any regulations made by the Directors under the last preceding Article.

108.
All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director.

MINUTES
109.	The Directors shall cause to be entered and kept in books provided for the purpose minutes of the following:-
(a)	all appointments of officers;
(b)	the names of the Directors and any alternate Director who is not also a Director present at each meeting of the Directors and of any committee of Directors;
(c)	all orders made by the Directors and committees of Directors; and
(d)	all resolutions passed by written means and proceedings of general meetings and meetings, resolutions and declarations of the Directors and committees.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 85

Any such minutes of any meeting of the Directors, or any committee, or of the Company, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting shall be receivable as prima facie evidence of the matters stated in such minutes.
THE SEAL
110.
The Directors shall provide for the safe custody of the seal, which shall only be used by the authority of the directors or of a committee of the directors authorised by the directors in that behalf, and every instrument to which the seal is affixed shall be signed by a director or any other person so authorized from time to time by resolution of directors for the purpose.

111.	The Company may exercise all the powers of having official seals conferred by the Act and such powers shall be vested in the Directors.
SECRETARY
112.
The Company shall have a Secretary. The Secretary and any joint secretaries or deputy or assistant secretary or secretaries may be appointed by the Directors for such term, at such remuneration and upon such conditions as the Directors may think fit and the Secretary and any joint secretaries or deputy or assistant secretary so appointed may at any time be removed from office by the Directors. A Director may be the Secretary except where the Company has only one Director.

113.
A provision of the Act or these regulations requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND RESERVES
114.	Subject to the Shareholders Agreement, the Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.
115.
The Directors may, if they think fit, from time to time, pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company. If at any time the share capital of the Company is divided into different classes, the Directors may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the profits justify the payment. For the purposes of this Article, any of the Company’s issued share capital held as treasury shares and the Company as holder of these treasury shares shall be disregarded.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 86

116.
The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

117.	No dividend shall be payable except out of the profits of the Company, and no dividend shall bear interest as against the Company.
118.
The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists.

119.
Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to capitalisations to be effected in pursuance of these Articles. For the purposes of this Article, any of the Company’s issued share capital held as treasury shares and the Company as holder of these treasury shares shall be disregarded.

120.
Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

121.
Unless otherwise directed, any dividend or other monies payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled, or, in the case of joint holders, to the registered address of that one whose name stands first on the register in respect of joint holding, or addressed to such person at such address as the holder or joint holders shall direct. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other monies lost to the member or person entitled thereto by the forged endorsement of any cheque or warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 87

122.
The Directors may, with the sanction of the Company in general meeting, distribute in specie or in kind among the members in satisfaction in whole or in part of any dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled.

123.
All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed for two years after having been declared may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any monies payable in respect of a share shall not constitute the Company a trustee in respect thereof for any person.

CAPITALISATION OF RESERVES ETC.
124.
The Company in general meeting may upon the recommendation of the Directors resolve to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other obligations of the Company to be allotted and distributed credited as fully paid-up to and amongst such members in the proportions aforesaid, or partly in one way and partly in the other, and the Directors shall give effect to such resolution.

125.
Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto.

126.
For the purpose of giving effect to any resolution under Articles 122 and 124 hereof the Directors may settle any difficulty which may arise in regard to the distribution as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the footing of the value so fixed or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalised fund as may seem expedient to the Directors. The provisions of the Act in relation to the filing of contracts for allotment shall be observed, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the appropriation and distribution, and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares or debentures to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 88

ACCOUNTS AND AUDITORS
127.	(a)
Subject to the Shareholders Agreement, the Directors shall cause proper and true books of account to be kept of all sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place; of all sales and purchases of goods by the Company; and of the assets and liabilities of the Company and of all other matters necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

(b)
Subject to the Shareholders Agreement, the Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the company or any of them shall be open to the inspection of members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

128.
The Directors shall from time to time, in accordance with the provisions of the Act, cause to be prepared, circulated and to be laid before the Company in general meeting such Profit and Loss Accounts, Balance Sheets, Group Accounts (if any) and Reports as are required by the Act.

129. Auditors shall be appointed and their duties regulated in the manner provided by the Act.
NOTICES
130.
Any notice or other document may be served by the Company upon any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address, and, in any case where the registered address of a member is outside Singapore, by prepaid airmail or transmitted by electronic communication to an address used for electronic communication. The signature to any notice to be given by the Company may be written or printed.

131.	Each member shall, from time to time, notify in writing to the Company some place which shall be deemed his registered address within the meaning of the last preceding Article.
132.
Any notice sent by post shall be deemed to have been served in the case where the member’s registered address is in Singapore at the expiration of 24 hours after the letter, envelope or wrapper containing the same was posted in Singapore and in any other case on the fifth day after the day of posting. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and put in the post as a prepaid letter.

133.
A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Singapore supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 89

134.	Notice of every general meeting shall be given in any manner hereinbefore authorised to:-
(a)
every member except those members who (having no registered address within Singapore) have not supplied to the Company an address within Singapore for the giving of notices to them (For the purposes of this Article, any of the Company’s issued share capital held as treasury shares and the Company as holder of these treasury shares shall be disregarded.);

(b)	every person entitled to a share in consequence of the death or bankruptcy of a member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting; and
(c)	the Auditors for the time being of the Company (if any) No other person shall be entitled to receive notices of general meetings.
135.
Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office.

136.	Subject to any special provisions contained in these Articles or in the Act, all notices required to be given by advertisement shall be advertised in at least one daily newspaper in Singapore.
137.	In reckoning the period for any notice given under these Articles, the day on which notice is served, or deemed to be served and the day for which such notice is given shall be excluded.
WINDING UP
138.
If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital which at the commencement of the winding up is paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid-up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is, however, to be subject to the rights of any shares which may be issued on special terms or conditions.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 90

139
If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Act, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY
140.
Subject to the Act, every Director, Managing Director, agent, auditor, Secretary and other officer for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in relation to the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under Section 391 of the Act in which relief is granted to him by the court.

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 91

Name, Address and Description of Subscriber
(SD.) TAN MEI SIEW
Apt Blk 122C Sengkang East Way #15-27
Singapore 543122
Assistant General Manager, Sales & Marketing
DATED this 12th day of August 2009
WITNESS to the above signature:
(SD.) CHIN WAI HUN
80 Raffles Place #16-20
UOB Plaza 2
Singapore 048624
Practising Chartered Secretary

Minter Ellison Rudd Watts |Ref: PJR — 9900201026 2106893	| page 92